Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

ALBEMARLE CORPORATION,

ALBEMARLE HOLDINGS CORPORATION,

and

ROCKWOOD HOLDINGS, INC.

Dated as of July 15, 2014

i

INDEX OF DEFINED TERMS

Agreement	Preamble
Alternative Commitment Letters	Section 5.11(b)
Alternative Financing	Section 5.11(b)
Appraisal Shares	Section 2.4
Audited Balance Sheet Date	Section 3.5(e)
Bonus Plan	Section 5.12(e)(ii)
Book-Entry Shares	Section 2.1(c)
Certificate	Section 2.1(c)
Certificate of Merger	Section 1.3
Closing	Section 1.2
Closing Date	Section 1.2
Commitment Letter	Section 4.20
Company	Preamble
Company Acquisition Proposal	Section 5.4(g)(i)
Company Designees	Section 5.16
Company Disclosure Letter	Article III Preamble
Company Indemnified Party	Section 5.10(a)
Company Investment	Section 3.2(e)
Company Material Contracts	Section 3.16(b)
Company Negotiation Period	Section 5.4(e)
Company Recommendation	Section 3.3(b)
Company Recommendation Change	Section 5.4(e)
Company RSU	Section 2.6(c)
Company SEC Documents	Section 3.5(a)
Company Stock Option	Section 2.6(a)
Company Termination Fee	Section 7.3(b)
Consent Solicitation	Section 5.11(e)(i)
Consent Solicitation Documents	Section 5.11(e)(iv)
Continuing Employees	Section 5.12(a)
DGCL	Section 1.1
Economic Sanctions	Section 3.9(c)
Effective Time	Section 1.3
Excess Shares	Section 2.3
Exchange Agent	Section 2.5(a)
Exchange Fund	Section 2.5(a)
Exchange Ratio	Section 2.1(b)
Financing	Section 4.20
Foreign Corrupt Practices Act	Section 3.9(b)
FY2014 Bonuses	Section 5.12(c)(i)
Joint Proxy Statement	Section 5.3(a)
Merger	Recitals
Merger Consideration	Section 2.1(b)
Merger Sub	Preamble
Outside Date	Section 7.1(b)(ii)
Parent	Preamble

Parent Acquisition Proposal	Section 5.5(g)(i)
Parent Disclosure Letter	Article IV Preamble
Parent Material Contracts	Section 4.17(b)
Parent Negotiation Period	Section 5.5(e)
Parent Recommendation	Section 4.4(b)
Parent Recommendation Change	Section 5.5(e)
Parent SEC Documents	Section 4.6(a)
Parent Termination Fee	Section 7.3(c)
Parent Title IV Plan	Section 4.12(a)
Party or Parties	Preamble
Per Share Cash Amount	Section 2.1(b)
Premium Cap	Section 5.10(c)
Required Amount	Section 4.20
Restricted Commitment Letter Amendments	Section 5.11(a)
Section 262	Section 2.4
Stock Option Exchange Ratio	Section 2.6(a)
Substitute Option	Section 2.6(a)
Superior Company Proposal	Section 5.4(g)(ii)
Superior Parent Proposal	Section 5.5(g)(ii)
Surviving Corporation	Section 1.1
Title IV Plan	Section 3.11(a)

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July 15, 2014 (this “Agreement”), is made and entered into by and among ALBEMARLE CORPORATION, a Virginia corporation (“Parent”), ROCKWOOD HOLDINGS, INC., a Delaware corporation (the “Company”), and ALBEMARLE HOLDINGS CORPORATION, a Delaware corporation and wholly-owned Subsidiary of Parent (“Merger Sub”). Parent, Merger Sub and the Company are referred to individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub will merge with and into the Company, with the Company surviving the merger as the surviving corporation (the “Merger”);

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each determined it is advisable to engage in the transactions contemplated hereby; and

WHEREAS, Parent, the Company and Merger Sub desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub will cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a wholly-owned Subsidiary of Parent.

Section 1.2. Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022, at 9:00 a.m. local time, on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or valid waiver by the Party entitled to waive such conditions), or at such other place, time and date as may be agreed to by Parent and the Company. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 1.3. Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

Section 1.4. Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of the Company and Merger Sub, all as provided under the DGCL.

Section 1.5. Certificate of Incorporation and By-laws.

(a) At the Effective Time, the certificate of incorporation of the Company shall be the certificate of incorporation of the Surviving Corporation, until amended in accordance with the provisions thereof and applicable Law (subject to Section 5.10).

(b) At the Effective Time, the by-laws of Merger Sub shall be the by-laws of the Surviving Corporation, except the references to Merger Sub’s name shall be replaced by references to “Rockwood Holdings, Inc.”, until such by-laws are amended in accordance with the provisions thereof and applicable Law (subject to Section 5.10).

Section 1.6. Directors and Officers of the Surviving Corporation.

(a) Prior to the Closing, the Company shall take all actions necessary, including obtaining and delivering resignations of each of the directors of the Company (effective as of the Effective Time) so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b) The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II

EFFECT ON THE CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 2.1. Effect on Capital Stock of the Company and Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any Securities of the Company or Merger Sub:

(a) All shares of Company Common Stock that are owned, directly or indirectly, by Parent, the Company (including shares held as treasury stock or otherwise) or Merger Sub immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist (other than any shares of Company Common Stock held by any wholly-owned Company Subsidiary, which shall remain outstanding as shares of the Surviving Corporation) and no consideration shall be delivered in exchange therefor.

(b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares to be cancelled in accordance with Section 2.1(a), (ii) shares held by any wholly-owned Company Subsidiary, and (iii) subject to the provisions of Section 2.4, Appraisal Shares) shall be converted into the right to receive (x) $50.65 in cash, without interest (such amount of cash, the “Per Share Cash Amount”), and (y) 0.4803 (such ratio, the “Exchange Ratio”) of a validly issued, fully paid and non-assessable share of Parent Common Stock (and, if applicable, cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.3) (the consideration payable in accordance with this Section 2.1(b), collectively, the “Merger Consideration”).

(c) All shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.1 shall automatically be cancelled and shall cease to exist, and each holder of (1) a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock (a “Certificate”) or (2) any such shares of Company Common Stock held in book entry form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration and (B) any other amounts expressly provided herein, without interest, subject to compliance with the procedures set forth in Section 2.5.

(d) Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 2.2. Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the earlier of (i) the Effective Time or (ii) any termination of this Agreement in accordance with Article VII, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period, then the Per Share Cash Amount, the Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide Parent and the holders of Company Common Stock (including Company Stock Options exercisable for Company Common Stock or Company RSUs that may be settled with Company Common Stock) the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.2 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.3. Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.1, and such fractional share interests shall not entitle the owner thereof to any Parent Common Stock or to vote or to any other rights of a holder of Parent

Common Stock. All fractional shares of Parent Common Stock which a holder of Company Common Stock would be otherwise entitled to receive (after taking into account all shares of Company Common Stock exchanged by such holder) shall be aggregated and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of Company Common Stock who would otherwise be entitled to such fractional shares shall be entitled to receive an amount in cash, without interest, representing such holder’s proportionate interest in the net proceeds from the sale of shares of Parent Common Stock representing all such fractional shares (the “Excess Shares”) by the Exchange Agent on behalf of all such holders in accordance with the procedures set forth in Section 2.5(a). The amount of cash which each holder of Company Common Stock who would otherwise be entitled to fractional shares of Parent Common Stock shall be entitled to receive shall be an amount equal to (a) the net proceeds of such sale(s) of Excess Shares by the Exchange Agent multiplied by (b) a fraction, the numerator of which is the amount of fractional interests to which such holder of shares of Company Common Stock would otherwise be entitled and the denominator of which is the aggregate number of Excess Shares. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Company Common Stock entitled to receive such cash following the procedures in Section 2.5(b).

Section 2.4. Appraisal Shares. Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1 and the holders of such Appraisal Shares shall be entitled only to such rights as may be granted to such holders pursuant to Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, then such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 2.1. The Company shall provide prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to Section 262 received by the Company. Parent shall have the right to participate in all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

Section 2.5. Exchange of Company Common Stock.

(a) Prior to the Effective Time, Parent shall enter into a customary exchange agreement (which shall be reasonably acceptable to the Company) with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”). At or immediately prior to the Effective Time, Parent shall deposit with the Exchange Agent for the benefit of the holders of shares of Company Common Stock (i) for exchange in accordance with this Article II, through the Exchange Agent, subject to Section 2.5(b)(ii), book-entry shares (or certificates if requested) representing the full number of whole shares of Parent Common Stock issuable pursuant to Section 2.1 in exchange for outstanding shares of Company Common Stock and (ii) cash in an aggregate amount necessary to pay the cash portion of the Merger Consideration, and Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.5(c) (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, are hereinafter referred to as the “Exchange Fund”). For the purposes of such deposit, Parent shall assume that there will not be any fractional shares of Parent Common Stock. The Exchange Agent shall, as soon as practicable following the Effective Time, (x) calculate the aggregate number of Excess Shares in accordance with Section 2.3 and (y) sell such Excess Shares on the NYSE, through one or more member firms of the NYSE, in round lots to the extent practicable. The Exchange Agent shall pay all commissions, transfer Taxes and other out-of-pocket transaction costs incurred in connection with such sale(s) of Excess Shares out of the proceeds of such sale(s) and shall deposit the net proceeds of such sale(s) in the Exchange Fund to be distributed to the applicable holders entitled to cash in lieu of fractional shares in accordance with Section 2.3. Except as provided in Section 2.5(h), the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures.

(i) Certificates. Parent shall instruct the Exchange Agent to mail, as soon as reasonably practicable (but in any event within five (5) Business Days) after the Closing Date, to each holder of record of a Certificate whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in a form and have such customary provisions as Parent and the Company may reasonably agree prior to the Effective Time) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange therefor as promptly as practicable, (A) cash in an amount equal to the Per Share Cash Amount multiplied by the number of shares of Company Common Stock previously represented by such Certificate, (B) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 2.1(b) (after taking into account all other Certificates surrendered by such holder pursuant to this Section 2.5(b)(i)), (C) any dividends or other distributions payable in respect of such whole number of shares of Parent Common Stock pursuant to Section 2.5(c)(i) and (D) cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive in respect of such Book-Entry Shares pursuant to this Article II. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.1 shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, (A) cash in an amount equal to the Per Share Cash Amount multiplied by the number of shares of Company Common Stock previously represented by such Book-Entry Shares, (B) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.1(b) (after taking into account all other Book-Entry Shares converted by such holder pursuant to this Section 2.5(b)(ii)), (C) any dividends or other distributions payable in respect of such whole number of Book-Entry Shares pursuant to Section 2.5(c)(ii) and (D) cash in lieu of any fractional shares payable pursuant to Section 2.3, and the Book-Entry Shares of such holder shall forthwith be cancelled. No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Shares.

(c) Distributions with Respect to Unexchanged Shares.

(i) Certificates. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Certificate formerly representing Company Common Stock, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.3, until the surrender of such Certificate in accordance with this Article II. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.5(b)(i), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.5(b)(i), and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.5(b)(i), payable with respect to such shares of Parent Common Stock.

(ii) Book-Entry Shares. There shall be paid to the holder of the shares of Parent Common Stock issued in exchange for Book-Entry Shares in accordance with this Article II, without interest, (A) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.5(b)(ii), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such delivery by the Exchange Agent pursuant to Section 2.5(b)(ii), and a payment date subsequent to the time of such delivery by the Exchange Agent pursuant to Section 2.5(b)(ii), payable with respect to such shares of Parent Common Stock.

(d) The Merger Consideration issued and paid in accordance with the terms of this Article II upon the surrender of the Certificates (or, as promptly as practicable, in the case of the Book-Entry Shares) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.5(c)). After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) Any portion of the Exchange Fund that remains undistributed to the former holders of Company Common Stock for six (6) months after the Effective Time shall be delivered to the Surviving Corporation upon its demand therefor, and any former holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of its claim for the Merger Consideration, any cash in lieu of fractional shares and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.5(c).

(f) None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash payable pursuant to this Agreement delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by former holders of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any unpaid dividends or other distributions and any cash in lieu of fractional shares that would be payable or deliverable in respect thereof pursuant to Section 2.5(c) had such lost, stolen or destroyed Certificate been surrendered as provided in this Article II.

(h) Parent shall direct the Exchange Agent to invest the cash included in the Exchange Fund in accordance with Parent’s directions, subject to the terms and conditions of this Section 2.5(h). Any interest, gains and other income resulting from such investments shall be the sole and exclusive property of Parent payable to Parent upon its request, and no part of such interest, gains and other income shall accrue to the benefit of holders of Company Common Stock; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Company Common Stock pursuant to this Article II. If for any reason (including losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(i) Parent, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any former holder of Company Common Stock, a Company Stock Option or a Company RSU, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Law. Any amount deducted or withheld pursuant to this Section 2.5(i) and duly paid over to the applicable Tax authority shall be treated as having been paid to the holder of such Company Common Stock, Company Stock Option or Company RSU in respect of which such deduction or withholding was made.

Section 2.6. Company Stock Options and Other Stock-Based Awards.

(a) Each option to acquire shares of Company Common Stock (a “Company Stock Option”) granted under any of the Company Stock Incentive Plans that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall remain outstanding following the Effective Time. At the Effective Time, the Company Stock Options shall, by virtue of the Merger and without any further action on the part of the Company or the holders thereof, be assumed by Parent in such manner that Parent (i) is a corporation “assuming a stock option in a transaction to which Section 424(a) applies” within the meaning of Section 424 of the Code and the regulations thereunder or (ii) to the extent that Section 424 of the Code does not apply to any such Company Stock Options, would be such a corporation were Section 424 of the Code applicable to such Company Stock Options. From and after the Effective Time, all references to the Company in the Company Stock Incentive

Plans and the applicable stock option award agreements issued thereunder shall be deemed to refer to Parent, which shall have assumed the Company Stock Incentive Plans as of the Effective Time by virtue of this Agreement and without any further action. Each Company Stock Option assumed by Parent (each, a “Substitute Option”) shall be exercisable upon the same terms and conditions as under the applicable Company Stock Incentive Plan and the applicable stock option award agreement issued thereunder, except that each such Substitute Option shall be exercisable for, and represent the right to acquire, that whole number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Company Common Stock subject to the related Company Stock Option immediately prior to the Effective Time and (B) the Stock Option Exchange Ratio, and the exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) shall equal the quotient obtained by dividing (x) the exercise price per share of Company Common Stock of such Company Stock Option by (y) the Stock Option Exchange Ratio; provided, that the exercise price and the number of shares of Parent Common Stock subject to the Substitute Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Company Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424 of the Code. For purposes of this Agreement, “Stock Option Exchange Ratio” means the sum of (i) the Exchange Ratio and (ii) the quotient obtained by dividing (x) the Per Share Cash Amount by (y) the Parent Share Cash Value.

(b) As soon as practicable after the Effective Time, Parent shall deliver, or cause to be delivered, to each holder of a Substitute Option an appropriate notice setting forth such holder’s rights pursuant thereto and such Substitute Option shall continue in effect on the same terms and conditions (including any antidilution provisions, and subject to the adjustments required by this Section 2.6 after giving effect to the Merger). Parent shall comply with the terms of all such Substitute Options and use commercially reasonable efforts to ensure, to the extent required by, and subject to the provisions of, the Company Stock Plans, that Substitute Options that qualified as incentive stock options under Section 422 of the Code prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Substitute Options pursuant to the terms set forth in this Section 2.6. As soon as practicable after the Effective Time, the shares of Parent Common Stock subject to Substitute Options shall be covered by an effective registration statement on Form S-8 (or any successor form) or another appropriate form, and Parent shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements for so long as Substitute Options remain outstanding.

(c) Immediately prior to the Effective Time, each performance-based stock unit or performance-based market stock unit granted under the Company Stock Incentive Plans (a “Company RSU”) shall pursuant to the terms of the applicable award agreement, be converted into the right to receive a cash payment (the amount of which payment shall be calculated under the applicable award agreement), which payment shall become vested and be paid in accordance with the terms of the applicable award agreement, less all applicable withholding taxes and other authorized deductions; provided, however, that, for purposes of calculating the “CIC Settlement Amount” under the applicable award agreement, the “CIC Per Share Price” shall equal the sum of (x) the Per Share Cash Amount plus (y) the product of the Exchange Ratio and the Parent Share Cash Value.

(d) The Company shall, prior to the Effective Time, take all actions as are reasonably necessary in order to effectuate this Section 2.6; provided that such actions shall be expressly conditioned upon the consummation of the Merger and shall be of no force or effect if this Agreement is terminated or if the transactions contemplated hereby are abandoned. In addition, all payments to be made to employees of the Surviving Corporation in respect of Company RSUs may be made via the Surviving Corporation’s payroll system.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed or identified in (a) the Company SEC Documents filed with or furnished to the SEC prior to the date of this Agreement, but excluding any risk factor disclosure and disclosure of risks included in any “forward looking statements” disclaimer or other statement included in such Company SEC Documents to the extent they are predictive or forward looking in nature or (b) the letter (the “Company Disclosure Letter”) delivered to Parent by the Company at the time of the execution of this Agreement (which Company Disclosure Letter identifies by reference to sections of this Agreement any exceptions to each of the representations, warranties and covenants contained in this Agreement; provided, however, that any information set forth in one section of the Company Disclosure Letter shall be deemed to apply to each other section thereof or hereof to which its relevance is reasonably apparent), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1. Organization and Corporate Power.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent copies of its Constituent Documents, as in effect on the date of this Agreement.

(b) Each Company Subsidiary is a corporation duly incorporated or a limited liability company, partnership or other entity duly organized and is validly existing and in good standing, if applicable, under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other entity power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so duly incorporated, duly organized, validly existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing, if applicable, in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.2. Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of 400,000,000 shares of Company Common Stock and 50,000,000 shares of Company Preferred Stock.

(b) As of the close of business on July 10, 2014, there were (i) 71,239,946 shares of Company Common Stock issued and outstanding; (ii) no shares of Company Preferred Stock issued and outstanding; (iii) 9,297,526 shares of Company Common Stock owned by the Company as treasury stock; (iv) no shares of Company Common Stock owned by Subsidiaries of the Company; and (v) 1,233,067 shares of Company Common Stock reserved for issuance pursuant to the Company Stock Incentive Plans, including (A) 659,979 shares of Company Common Stock that are subject to issuance pursuant to the exercise of Company Stock Options outstanding under the Company Stock Incentive Plans (whether or not presently exercisable) and (B) 573,088 shares of Company Common Stock subject to outstanding Company RSUs (assuming target performance levels are achieved). As of the close of business on July 10, 2014, except as set forth above, no other Securities or Equity Interests of the Company were issued, reserved for issuance or outstanding. From the close of business on July 10, 2014 to the date of this Agreement, there have been no issuances by the Company of any Securities or Equity Interests of the Company, other than the issuance of Company Common Stock upon the exercise of Company Stock Options or settlement of Company RSUs. All of the issued and outstanding shares of Company Common Stock have been, and any shares of Company Common Stock issued upon the exercise of Company Stock Options or settlement of Company RSUs will be, duly authorized and validly issued and are or will be fully paid, nonassessable and free of preemptive or similar rights.

(c) There are no outstanding Securities, options, warrants, calls, rights, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments or Contracts to which the Company or any Company Subsidiary is a party, or by which the Company or any Company Subsidiary is bound, obligating the Company or any Company Subsidiary to issue, deliver or sell, Securities of the Company or of any Company Subsidiary, or obligating the Company to make any payment based on the value or price of the Company Common Stock or of any Security of the Company or any Company Subsidiary. There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Securities or Equity Interests of, or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, the Company, any Company Subsidiary or any other Person, other than pursuant to the Company Benefit Plans or pursuant to arrangements among the Company or any Company Subsidiaries.

(d) There are no bonds, debentures, notes or other Indebtedness of the Company or any of the Company Subsidiaries having the right to vote (or convertible into, or exchangeable for, Securities having the right to vote) on any matters on which stockholders of the Company may vote. There are no proxies, voting trusts or Contracts to which the Company or any Company Subsidiary is a party, or is bound, with respect to the voting of any Securities of the Company or any Company Subsidiary or the registration of the Securities of the Company or the Company Subsidiaries under any U.S. or foreign securities Law.

(e) The Company is, directly or indirectly, the record holder and Beneficial Owner of all of the outstanding Securities of each Company Subsidiary, free and clear of any material Liens and free of any other material limitation or restriction (including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Securities). All of such Securities so owned by the Company have been duly authorized and validly issued and are fully paid and nonassessable and no such Securities have been issued in violation of any preemptive or similar rights. Except for the Securities of the Company Subsidiaries or as set forth on Section 3.2(e) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any Securities or other ownership interests in any other Person (any such interests in another Person set forth on Section 3.2(e) of the Company Disclosure Letter, a “Company Investment”). The Company owns, directly or indirectly, each Company Investment, free and clear of any material Liens and free of any other material limitation or restriction (including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of such Company Investment).

Section 3.3. Authority; Execution and Delivery; Enforceability; State Takeover Statutes.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and, subject to obtaining the Company Stockholder Approval, to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Stockholder Approval and the filing of the Certificate of Merger in accordance with the DGCL. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub of this Agreement, this Agreement constitutes the Company’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity. Neither the Company nor any Company Subsidiary owns any shares of Parent Common Stock.

(b) The Company Board, at a meeting duly called and held, unanimously adopted resolutions (i) approving the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, (ii) declaring this Agreement advisable and (iii) recommending that the Company’s stockholders adopt this Agreement (the “Company Recommendation”). As of the date of this Agreement, such resolutions have not been changed, modified, amended or withdrawn. Assuming the accuracy of the representations and warranties of Parent in the last sentence of Section 4.4(a), no Takeover Laws are applicable to the Company with respect to the Merger or the other transactions contemplated hereby.

(c) Assuming the accuracy of the representations and warranties of Parent in the last sentence of Section 4.4(a), the Company Stockholder Approval is the only vote of holders of any class or series of Securities of the Company necessary to adopt this Agreement or to approve the Merger and the other transactions contemplated hereby.

Section 3.4. Consents and Approvals; No Conflicts.

(a) No clearance, consent, approval, order, waiver, license or authorization of or from, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Entity is required to be made or obtained by the Company or any Company Subsidiary in connection with the execution or delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (i) compliance by the Company with the HSR Act and any required filings or notifications under the applicable Competition Laws of the countries and jurisdictions listed in Section 5.9 of the Parent Disclosure Letter, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, (iii) the filing with the SEC of the Joint Proxy Statement in accordance with Regulation 14A promulgated under the Exchange Act, the Form S-4 and such reports under and such other compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iv) compliance with the securities or “blue sky” laws of various states in connection with the issuance of the Merger Consideration, (v) compliance with the NYSE rules and regulations to permit the consummation of the Merger and the listing of the Parent Common Stock to be issued in the Merger, and (vi) such other clearances, consents, approvals, orders, waivers, licenses, authorizations or other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not and the consummation by the Company of the transactions contemplated hereby will not (i) conflict with or violate any provision of the Constituent Documents of the Company or any material Company Subsidiary (assuming the Company Stockholder Approval is obtained), or (ii) assuming compliance with the matters set forth in Section 3.4(a) and the Company Stockholder Approval is obtained, violate any Law or Order, in either case, applicable to the Company or any Company Subsidiaries or any of their respective properties or assets or violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any Company Subsidiaries under, any Contract to which the Company or any Company Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of the foregoing clause (ii), for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.5. SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, registration statements, prospectuses and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act since December 31, 2010 (such documents, together with any documents filed or furnished during such period by the Company to the SEC on a voluntary basis, the “Company SEC Documents”). No Company Subsidiary is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to make filings with the SEC.

(b) As of its respective date, or, if amended, as of the date of the last such amendment, each of the Company SEC Documents complied when filed or furnished (or, if applicable, when amended), or, if not yet filed or furnished, will comply, in all material respects with the requirements of the Securities Act and the Exchange Act, in each case to the extent applicable to such Company SEC Documents, and none of the Company SEC Documents when filed or furnished (or in the case of a registration statement under the Securities Act, at the time it was declared effective) contained, or, if not yet filed or furnished, will contain, any untrue statement of a material fact or omitted (or will omit) to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The Company SEC Financial Statements have been derived, or in the case of Company SEC Documents filed after the date of this Agreement, will be derived, from the accounting books and records of the Company and the Company Subsidiaries and (i) as of their respective dates of filing with the SEC complied, or in the case of Company SEC Documents filed after the date of this Agreement, will comply, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared, or in the case of Company SEC Documents filed after the date of this Agreement, will be prepared, in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted by Form 10-Q and Regulation S-X of the SEC) and (iii) fairly presented, or in the case of Company SEC Documents filed after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position of the Company, as of the respective dates thereof, and the consolidated results of their operations, and, where included, their consolidated stockholders’ equity and their consolidated cash flows for the respective periods indicated (subject, in the case of the unaudited statements, to normal year-end audit adjustments and the absence of notes).

(d) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents, and none of the Company SEC Documents filed with the SEC prior to the date of this Agreement (other than confidential treatment requests) is, to the Knowledge of the Company, the subject of ongoing SEC review. As of the date of this Agreement, there are no SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company.

(e) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets that could have a material effect on the Company’s financial statements. The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. Since December 31, 2013 (the “Audited Balance Sheet Date”), none of the Company, the Company’s independent accountants, the Company Board or the audit committee of the Company Board has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of the Company, (ii) “material weakness” in the internal controls over financial reporting of the Company or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” will have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(f) The Company and the Company Subsidiaries do not have any liabilities or obligations of any nature (whether absolute, contingent, accrued or otherwise) required by GAAP to be reflected or reserved against in a consolidated balance sheet (or the notes thereto) of the Company, except for those (i) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) reflected or reserved against in the most recent consolidated balance sheet of the Company included in the Company SEC Financial Statements (or the notes thereto) filed prior to the date of this Agreement, (iii) incurred in the ordinary course of business since the date of such balance sheet or (iv) incurred in connection with this Agreement or the Pigments Business Disposition Agreement or the transactions contemplated hereby or thereby.

Section 3.6. Absence of Certain Changes or Events. (a) Except as expressly contemplated by the Pigments Business Disposition Agreement, from the Audited Balance Sheet Date through the date of this Agreement, the Company and the Company Subsidiaries have conducted their businesses in all material respects in the ordinary course; and (b) since the Audited Balance Sheet Date, there has not been any event, change, condition, occurrence or effect, that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.7. Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) the

Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to holders of the shares of Company Common Stock and Parent Common Stock and at the time of the Company Stockholders Meeting and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent, Merger Sub or any of their Subsidiaries or to statements made therein to the extent based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein).

Section 3.8. Legal Proceedings. As of the date of this Agreement, there are no Proceedings pending, or to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of the Company, except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.9. Compliance with Laws.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2011, (i) the Company and the Company Subsidiaries have complied and are in compliance with all applicable Laws and Orders and (ii) neither the Company nor any Company Subsidiary has received any written notice from a Governmental Entity alleging that the Company or a Company Subsidiary is not in compliance with any Law or Order.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries (i) are in compliance and since January 1, 2011 have been in compliance with the United States Foreign Corrupt Practices Act of 1977 (the “Foreign Corrupt Practices Act”) and any other United States and foreign Laws concerning corrupting payments and (ii) since January 1, 2011 have not been investigated by any Governmental Entity with respect to, or been given written notice or, to the Knowledge of the Company, oral notice by a Governmental Entity of, any violation by the Company or such Company Subsidiary of the Foreign Corrupt Practices Act or any other United States or foreign Laws concerning corrupting payments.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries (i) are in compliance and since January 1, 2011 have been in compliance with any applicable economic sanctions laws, including laws administered and enforced by the U.S. government (including the Department of Treasury’s Office of Foreign Assets Control, 31 C.F.R. Part V, and the Department of State), the United Nations Security Council, Her Majesty’s Treasury, the European Union or any of its member countries or other relevant sanctions authority, or pursuant to the Iran Sanctions Act, the Comprehensive Iran Sanctions, Accountability and Divestment Act, the National Defense Authorization Act for Fiscal Year 2012, the Iran Threat Reduction and Syria Human Rights Act of 2012, the Iran Freedom and Counter-Proliferation Act of 2012, and any executive order or regulations issued pursuant to any of the foregoing (collectively, “Economic Sanctions”) and (ii) since January 1, 2011 neither the Company nor any of its Subsidiaries and, to the Knowledge of the Company, none of the officers, directors, or agents of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, any Person in which the Company holds, directly or indirectly, a Company Investment, (A) is located, organized, or resident in Cuba, Iran, North Korea, Sudan or Syria; or (B) is, to the Knowledge of the Company, engaged in any dealings or transactions in violation of any Economic Sanctions for the benefit of or with any person, or in any country or territory, that is the subject of Economic Sanctions.

Section 3.10. Permits. The Company and each of the Company Subsidiaries have all Permits necessary for the lawful conduct of their business and the use of their properties and assets, as currently conducted and used and each of such Permits is valid and subsisting, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The operation of the business of the Company and the Company Subsidiaries as currently conducted is not in violation of, nor is the Company or any of the Company Subsidiaries in default or violation under, any Permit, except where such default or violation, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2013, neither the Company nor any Company Subsidiary has received or been subject to any written notice from a Governmental Entity alleging any violations of Permits, nor to the Knowledge of the Company, has any such notice, been threatened, except where such allegation or the receipt of such notice, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.11. ERISA Compliance; Excess Parachute Payments.

(a) No liability under Title IV of ERISA has been incurred by the Company or any of its ERISA Affiliates which has not been satisfied in full and no event has occurred and no condition exists that could reasonably be likely to result in the Company or any of its ERISA Affiliates incurring liability under Title IV of ERISA, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. No Company Benefit Plan (i) is a defined benefit pension plan or is subject to Section 302 or Title IV of ERISA or Section 412 of the Code (each, a “Title IV Plan”) or (ii) is a multiemployer plan within the meaning of Section 3(37) of ERISA or a multiple employer welfare arrangement as defined in Section 3(40) or ERISA. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company does not have any ongoing liability with respect to any Title IV Plan, multiemployer plan within the meaning of Section 3(37) of ERISA or multiple employer welfare arrangement as defined in Section 3(40) of ERISA.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, no Title IV Plan or any trust established thereunder has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Title IV Plan ended prior to the Effective Time. No reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30) days’ notice requirement has not been waived has occurred. Neither the Company nor any of its ERISA Affiliates has, within the preceding six (6) years, withdrawn in a complete or partial withdrawal from any multiemployer plan (as defined in Section 3(37) of ERISA) or incurred any liability under Section 4204 of ERISA that has not been satisfied in full.

(c) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion with respect to the plan as currently in effect to the effect that it is qualified from the Internal Revenue Service and the Company is not aware of any reason why any such determination letter should be revoked or not be reissued. With respect to each Company Benefit Plan, the Company has made available to Parent copies of (i) the most recent Internal Revenue Service determination letter or opinion, (ii) each trust or other funding arrangement, (iii) each summary plan description and summary of material modifications and (iv) the most recently prepared actuarial reports and financial statements. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Company Benefit Plan, (ii) there are no pending or, to the Knowledge of the Company, threatened Proceedings against any Company Benefit Plan, any fiduciary thereof, the Company or any Company Subsidiary, and (iii) all contributions required to be made by the Company or any of its ERISA Affiliates to any Company Benefit Plan have been made on or before their applicable due dates. None of the Company, any of the Company Subsidiaries, any officer of the Company or of any Company Subsidiary or any of the Company Benefit Plans which are subject to ERISA, including the Company Benefit Plans, or, to the Knowledge of the Company, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject the Company, any Company Subsidiary or any officer of the Company or of any Company Subsidiary to any Tax or penalty on prohibited transactions imposed by such Section 4975 of the Code or to any material liability under Section 502(i) or 502(1) of ERISA.

(d) Except as otherwise contemplated under this Agreement, neither the execution nor delivery of this Agreement nor the consummation of the transactions contemplated hereby shall, whether alone or in combination with any other event (i) result in the accelerated vesting or payment of, or any increase in, or the funding (through a grantor trust or otherwise) of, any compensation or benefits to any present or former employee, consultant or director of the Company or any of the Company Subsidiaries; (ii) result in the entitlement of any present or former employee, consultant or director of the Company or any of the Company

Subsidiaries to severance or termination pay or benefits; (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans; or (iv) result in any payment under any of the Company Benefit Plans or any other arrangement that would not be deductible under Section 280G of the Code.

(e) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has any express or implied commitment (i) to create, incur liability with respect to or cause to exist any other compensation, benefit, fringe benefit or other plan, program, arrangement or agreement or to enter into any contract or agreement to provide compensation or benefits to any individual, in each case other than required by the terms of the Company Benefit Plans as in effect as of the date hereof or (ii) to modify, change or terminate any Company Benefit Plan, other than a modification, change or termination required by applicable Law.

(f) In addition to the foregoing, with respect to each Non-U.S. Company Benefit Plan:

(i) all employer and employee contributions to each Non-U.S. Company Benefit Plan required by Law or by the terms of such Non-U.S. Company Benefit Plan or pursuant to any contractual obligation (including contributions to all mandatory provident fund schemes) have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matter, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; and

(ii) each Non-U.S. Company Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.12. Employee and Labor Matters.

(a) Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) as of the date of this Agreement, there is no organizational effort currently being made or, to the Knowledge of the Company, threatened by or on behalf of any labor union, works council, employee committee or representative or other labor organization to organize any employees of the Company or any Company Subsidiary and (ii) as of the date of this Agreement, to the Knowledge of the Company, no petition has been filed, nor has any Proceeding been instituted by any employee of the Company or any Company Subsidiary or group of employees of the Company or any Company Subsidiary with any labor relations board or commission seeking recognition of a collective bargaining or similar representative in the past three years.

(b) Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, there is no pending or, to the Knowledge of the Company, threatened (i)

strike, lockout, work stoppage, slowdown, picketing or material labor dispute with respect to or involving any employees of the Company or any Company Subsidiary and (ii) arbitration or grievance against the Company or any Company Subsidiary involving current or former employees of the Company or any Company Subsidiary.

Section 3.13. Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a) (i) The Company and each Company Subsidiary is and, except for any instances of past noncompliance that have been fully resolved without any pending ongoing or future liability, has been in compliance with all Environmental Laws, which compliance includes, but is not limited to, the possession of all Environmental Permits to operate as currently operated, and compliance with the terms and conditions thereof and (ii) neither the Company nor any of the Company Subsidiaries has received any written communication from a Governmental Entity alleging that the Company or any Company Subsidiary is not in such compliance, except for any such communication with respect to which the alleged noncompliance has been fully resolved without any pending, ongoing or future liability;

(b) There is no Environmental Claim pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary, or to the Knowledge of the Company against any Person whose liability for any Environmental Claim the Company or any Company Subsidiary has retained or assumed either contractually or by operation of law;

(c) There has been no Release of any Material of Environmental Concern (i) by the Company or any Company Subsidiary, (ii) at, in, on, to or from any Real Property, (iii) during the period of any of their ownership or operation thereof, at, in, on, to or from any real property formerly owned or operated by the Company or any Company Subsidiary, or (iv) to the Knowledge of the Company, by any Person whose liability for such Release the Company or any Company Subsidiary has retained or assumed either contractually or by operation of law, that in the case of clause (i), (ii), (iii) or (iv) require any cleanup, approval, remediation, or remedial or corrective action;

(d) To the Knowledge of the Company, there are no past or present actions, activities, events or incidents, including, without limitation, the presence, Release or threatened Release of any Material of Environmental Concern, that would reasonably be expected to form the basis of any Environmental Claim against the Company or any Company Subsidiaries, or against any Person whose liability for such Environmental Claim the Company or any Company Subsidiary has retained or assumed either contractually or by operation of law; and

(e) To the Knowledge of the Company, the manufacture, use or sale of any of the products of the Company or the Company Subsidiaries will not be precluded by, or subject to additional restrictions or limitations under, any Environmental Laws.

Section 3.14. Properties. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect: (i) the Company and each of the Company Subsidiaries has good and marketable title to all Owned

Real Property and a valid leasehold or sublease interest in all Leased Real Property, in each case, free and clear of all Liens except for Permitted Liens, (ii) each Real Property Lease is valid, in full force and effect and enforceable against the Company or Company Subsidiary that is party thereto, (iii) the Company and the Company Subsidiaries are not in default (and there is no event or condition that after notice or lapse of time or both would constitute a default by the Company or any Company Subsidiary) under any Real Property Lease and, to the Knowledge of the Company, there is no default (or event or condition that after notice or lapse of time or both would constitute a default) by any other party thereto under any Real Property Lease and (iv) all improvements located on the Real Property are in sufficiently good condition and repair (ordinary wear and tear excepted) to allow the business of the Company and the Company Subsidiaries to be operated in the ordinary course as currently operated and as presently proposed to be operated.

Section 3.15. Tax Returns and Tax Payments. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a) The Company and the Company Subsidiaries have timely filed (or, as to the Company Subsidiaries, the Company has filed on behalf of such Company Subsidiaries) all Tax Returns required to be filed by them, and all such Tax Returns are correct and complete in all material respects.

(b) The Company and the Company Subsidiaries have paid (or, as to the Company Subsidiaries, the Company has paid on behalf of such Company Subsidiaries) all Taxes shown to be due on any such Tax Returns and have withheld and paid all Taxes that the Company or any of the Company Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except, in each case, for Taxes contested in good faith for which the Company has provided (or, as to the Company Subsidiaries, the Company has made provision on behalf of such Company Subsidiaries) reserves in its financial statements in accordance with GAAP.

(c) No claim for unpaid Taxes has been asserted against the Company or any of the Company Subsidiaries by a Tax authority, other than any claim that has been resolved, and the Company and the Company Subsidiaries have not agreed to any extension of time with respect to a material Tax assessment or deficiency.

(d) No audit in respect of any Taxes or any Tax Return of the Company or any of the Company Subsidiaries is being conducted by a Tax authority and there are no administrative or judicial proceedings currently pending with respect to any such Taxes or Tax Return.

(e) The Company has made available to Parent prior to the date of this Agreement correct and complete copies of the U.S. federal and other material Tax Returns filed by the Company and the Company Subsidiaries for any fiscal year ending after December 31, 2009.

(f) Neither the Company nor any of the Company Subsidiaries (A) is or has been in the past five years a member of a group (other than a group the common parent of which is the Company and/or any Company Subsidiary and includes only the Company and/or Company Subsidiaries) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or (B) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law.

(g) Neither the Company nor any of the Company Subsidiaries is a party to or bound by or has any obligation under any Tax allocation, sharing, indemnity, reimbursement or similar agreement or arrangement with any third-parties (other than any customary Tax indemnification provisions in ordinary course commercial agreements the primary subject matter of which is not Tax matters).

(h) No written claim has been made by any Tax authority in a jurisdiction where the Company or any of the Company Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction other than any such claims that have been resolved.

(i) Neither the Company nor any of the Company Subsidiaries has participated in a “listed transaction” or “a transaction of interest” within the meaning of Treasury Regulation Section 1.6011-4(b) or any similar provision of state, local or non-U.S. Law. If the Company or any Company Subsidiary has participated in a “listed transaction” or “a transaction of interest” within the meaning of Treasury Regulation Section 1.6011-4(b), such entity has properly disclosed such transaction in accordance with the applicable Treasury Regulations.

(j) Neither the Company nor any of the Company Subsidiaries will be required to include a material item of income (or exclude a material item of deduction) in any taxable period beginning after the Closing Date as a result of any installment sale or open transaction disposition made on or prior to the Closing Date.

(k) None of the shares of Company Common Stock are “United States real property interests” within the meaning of Section 897 of the Code.

(l) In the last five years, none of the Company or any of the Company Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law).

Section 3.16. Company Material Contracts.

(a) As of the date of this Agreement, except as filed as exhibits to the Company SEC Documents, neither the Company nor any Company Subsidiary is party to or bound by:

(i) any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act other than any such Contract that is not required to be filed under clause (iii)(C) thereof);

(ii) any Contract that limits the ability of the Company or any Company Subsidiary to compete or provide services in any line of business or with any Person or in any geographic area or market segment, or to engage in any type of business, in each case that is material to the Company and the Company Subsidiaries as a whole;

(iii) any Contract or series of related Contracts relating to Indebtedness for borrowed money in excess of $5,000,000, other than any such Contract between or among the Company and the wholly-owned Company Subsidiaries;

(iv) any Contract relating to, or otherwise entered into in connection with, the disposition or acquisition of a business, and under which the Company or any Company Subsidiary has continuing indemnification or other obligations, in each case that is material to the Company and the Company Subsidiaries as a whole; and

(v) any Contract for any joint venture, partnership or similar arrangement, in each case that is material to the Company and the Company Subsidiaries as a whole.

(b) The Contracts filed or required to be filed as exhibits to the Company SEC Documents or listed or required to be listed in Section 3.16(a) of the Company Disclosure Letter are together referred to herein as the “Company Material Contracts.” Each of the Company Material Contracts is valid, binding and in full force and effect and is enforceable by the Company or the applicable Company Subsidiary in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity and except for such failures to be valid, binding and in full force and effect or enforceable that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company, or the applicable Company Subsidiary, is not (with or without notice or lapse of time, or both) in breach or default under the Company Material Contracts and, to the Knowledge of the Company, no other party to any Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

Section 3.17. Intellectual Property. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (A) the Company and the Company Subsidiaries own, license or otherwise have the valid right to use all Intellectual Property used in the operation of their businesses as currently conducted, free and clear of all Liens other than Permitted Liens; (B) no Proceedings or Orders are pending or, to the Knowledge of the Company, have been threatened in writing (including cease and desist letters or requests for a patent license) since January 1, 2013 against the Company or any Company Subsidiary with regard to any Intellectual Property; (C) the operation of the Company’s and the Company Subsidiaries’ businesses does not infringe, misappropriate, or otherwise violate, and has not, since January 1, 2013, infringed, misappropriated or otherwise violated, any valid and enforceable Intellectual Property of any other Person and, to the Knowledge of the Company, no Person is infringing, misappropriating, or otherwise violating the Intellectual Property owned by or exclusively licensed to the Company or any of the Company Subsidiaries; (D) the Company and the Company Subsidiaries take, and since January 1, 2012 have taken, reasonable actions to protect the confidentiality of their Trade Secrets, and to the Knowledge of the Company, there has not been any disclosure of any such Trade Secrets in a manner that has resulted or is reasonably likely to result in the loss of such Trade Secrets or other rights in and to such information; (E) the Company and the Company Subsidiaries take, and since January 1, 2012 have taken, reasonable actions to maintain and protect the integrity, security and operation of their software and systems (and all information transmitted thereby or stored therein), and to the Knowledge of the Company, there has not been any unauthorized access to such software and systems (including the information stored therein); and (F) to the extent that any material Intellectual Property has been conceived, developed or created for the Company or any Company Subsidiary by any other Person, either the entire and unencumbered right, title and interest in and to such material Intellectual Property has been claimed by the Company and/or such Company Subsidiary, as applicable, under applicable employee invention law or transferred by such Person to the Company and/or such Company Subsidiary, as applicable, by operation of law or by valid written assignment.

Section 3.18. Insurance. Since January 1, 2011, the Company and the Company Subsidiaries have maintained continuous insurance coverage, in each case, in those amounts and covering those risks as are reasonable, in all material respects, for companies of the size and financial condition of the Company engaged in businesses similar to those of the Company and the Company Subsidiaries. All insurance policies with respect to the business and assets of the Company and the Company Subsidiaries are in full force and effect, except for such failures to be in full force and effect that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries is in material breach or default of any material insurance policies. No insurer has informed the Company or any of the Company Subsidiaries of any denial of coverage, except for such denials that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. The Company and the Company Subsidiaries have not received any written notice of cancellation of any of their respective insurance policies, except for such cancellations that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. All appropriate insurers under such insurance policies have been timely notified of all material pending litigation and other potentially insurable material losses Known to the Company, and all appropriate actions have been taken to timely file all claims in respect of such insurable matters.

Section 3.19. Brokers. Other than Lazard Freres & Co. LLC and Citigroup Global Markets Inc., neither the Company nor any of the Company Subsidiaries has engaged any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fee, commission or finder’s fee in connection with any of the transactions contemplated hereby.

Section 3.20. Opinion of Financial Advisor. The Company Board has received an opinion of each of Lazard Freres & Co. LLC and Citigroup Global Markets Inc., to the effect that, subject to the assumptions, qualifications and other matters set forth therein, as of the date thereof, the Merger Consideration to be received by the holders of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 3.21. No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any Person acting on its behalf makes any other express or any implied representations or warranties whatsoever and specifically (but without limiting the generality of the foregoing) that neither the Company nor any Person acting on its behalf makes any representation or warranty with respect to (i) the Company or any Company Subsidiaries, any of their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to the Company or the Company Subsidiaries or (ii) any documentation, forecasts, budgets, projections, estimates or other information provided by the Company or any Person acting on its behalf to Parent or Merger Sub, any Affiliate of Parent or any Person acting on any of their behalf, including in any “data rooms” or management presentations. Neither Parent nor Merger Sub has relied on any such information or any representation or warranty not set forth in Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Except as otherwise disclosed or identified in (a) the Parent SEC Documents filed with or furnished to the SEC prior to the date of this Agreement, but excluding any risk factor disclosure and disclosure of risks included in any “forward looking statements” disclaimer or other statement included in such Parent SEC Documents to the extent they are predictive or forward looking in nature or (b) the letter (the “Parent Disclosure Letter”) delivered to the Company by Parent at the time of the execution of this Agreement (which Parent Disclosure Letter identifies by reference to sections of this Agreement any exceptions to each of the representations, warranties and covenants contained in this Agreement; provided, however, that any information set forth in one section of the Parent Disclosure Letter shall be deemed to apply to each other section thereof or hereof to which its relevance is reasonably apparent), Parent and Merger Sub represent and warrant to the Company as follows:

Section 4.1. Organization and Corporate Power.

(a) Parent is a corporation duly incorporated and validly existing under the Laws of the Commonwealth of Virginia and is in good standing under the Laws of the Commonwealth of Virginia and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Merger

Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company copies of its Constituent Documents and the Constituent Documents of Merger Sub, as in effect on the date of this Agreement.

(b) Each Parent Subsidiary is a corporation duly incorporated or a limited liability company, partnership or other entity duly organized and is validly existing and in good standing, if applicable, under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other entity power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so duly incorporated, duly organized, validly existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.2. Capitalization of Merger Sub.

(a) Since its date of incorporation, Merger Sub has not carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b) The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, $0.01 par value per share. All of the issued and outstanding shares of common stock of Merger Sub have been validly issued, are fully paid and nonassessable and are owned directly or indirectly by Parent, free and clear of any Lien.

Section 4.3. Parent Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 150,000,000 shares of Parent Common Stock and 15,000,000 shares of Parent Preferred Stock.

(b) As of the close of business on July 10, 2014, there were (i) 78,234,097 shares of Parent Common Stock issued and outstanding, (ii) no shares of Parent Preferred Stock issued and outstanding and (iii) 1,673,381 shares of Parent Common Stock reserved for issuance pursuant to the Parent Benefit Plans. As of the close of business on July 10, 2014, except as set forth above, no other Securities or Equity Interests of Parent were issued, reserved for issuance or outstanding. Since the close of business on July 10, 2014, there have been no issuances by Parent of any Securities or Equity Interests of Parent, other than the issuance of Parent Common Stock upon the exercise of stock options to acquire shares of Parent Common Stock and restricted stock units with respect to Parent Common Stock. All of the issued and outstanding shares of Parent Common Stock have been, and any shares of Parent Common Stock issued upon the exercise of outstanding stock options to acquire shares of Parent Common Stock and vesting of restricted stock units (including performance stock units) with respect to Parent Common Stock will be, duly authorized and validly issued and are or will be fully paid, nonassessable and free of preemptive or similar rights.

(c) There are no outstanding Securities, options, warrants, calls, rights, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments or Contracts to which Parent or any Parent Subsidiary is a party, or by which Parent or any Parent Subsidiary is bound, obligating Parent or any Parent Subsidiary to issue, deliver or sell Securities of Parent or of any Parent Subsidiary or obligating Parent to make any payment based on the value or price of Parent Common Stock or of any Security of the Company or any Company Subsidiary. There are no outstanding contractual obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any Securities or Equity Interests of Parent, any Parent Subsidiary or any other Person, other than pursuant to Parent Benefit Plans.

(d) There are no bonds, debentures, notes or other Indebtedness of Parent or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, Securities having the right to vote) on any matters on which stockholders of Parent may vote. There are no proxies, voting trusts or Contracts to which Parent or any Parent Subsidiary is a party, or is bound, with respect to the voting of any Securities of Parent or any Parent Subsidiary or the registration of the Securities of Parent or the Parent Subsidiaries under any U.S. or foreign securities Law.

(e) Parent is, directly or indirectly, the record holder and Beneficial Owner of all of the outstanding Securities of each Parent Subsidiary, free and clear of any material Liens and free of any other material limitation or restriction (including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Securities). All of such Securities so owned by Parent have been duly authorized and validly issued and are fully paid and nonassessable and no such Securities have been issued in violation of any preemptive or similar rights.

Section 4.4. Authority; Execution and Delivery; Enforceability; State Takeover Statutes.

(a) Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and, subject to (i) with regard to Parent, obtaining the Parent Stockholder Approval and (ii) with regard to Merger Sub, the adoption of this Agreement by the sole stockholder of Merger Sub, to consummate the Merger, the Parent Stock Issuance and the other transactions contemplated hereby. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject, to (x) in the case of the Parent, the Parent Stockholder Approval and (y) with regard to Merger Sub, the adoption of this Agreement by the sole stockholder of Merger Sub. Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes Parent’s and Merger Sub’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity. Neither Parent nor any Parent Subsidiary owns any shares of Company Common Stock and neither Parent, Merger Sub nor any of their respective “affiliates” or “associates” is, nor at any time during the last three years has been, an “interested stockholder” of the Company (all such terms in quotations having the meaning as defined in Section 203 of the DGCL).

(b) The Parent Board, at a meeting duly called and held, adopted resolutions (i) approving the execution, delivery and performance of this Agreement and the Parent Stock Issuance and the other transactions contemplated hereby, (ii) declaring this Agreement and the Parent Stock Issuance advisable, and (iii) recommending that Parent’s stockholders approve the Parent Stock Issuance (the “Parent Recommendation”). As of the date of this Agreement, such resolutions have not been changed, modified, amended or withdrawn. The Board of Directors of Merger Sub unanimously adopted resolutions (i) approving the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, (ii) declaring this Agreement advisable and (iii) recommending that its sole stockholder adopt this Agreement. As of the date of this Agreement, such resolutions have not been changed, modified, amended or withdrawn. Assuming the accuracy of the representations and warranties of the Company in the last sentence of Section 3.3(a), no Takeover Laws are applicable to Parent or Merger Sub with respect to this Agreement, the Merger, the Parent Stock Issuance or the other transactions contemplated hereby.

(c) The Parent Stockholder Approval is the only vote of holders of any class or series of Securities of Parent necessary to approve this Agreement, the Merger, the Parent Stock Issuance and the other transactions contemplated hereby. The adoption of this Agreement by the sole stockholder of Merger Sub is the only vote of holders of any Securities of Merger Sub necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

Section 4.5. Consents and Approvals; No Conflicts.

(a) No clearance, consent, approval, order, waiver, license or authorization of or from, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Entity is required to be made or obtained by Parent or any Parent Subsidiary in connection with the execution or delivery of this Agreement by Parent or the consummation by Parent of the transactions contemplated by this Agreement, except for (i) compliance by Parent with the HSR Act and any required filings or notifications under the applicable Competition Laws of the countries and jurisdictions listed in Section 5.9 of the Parent Disclosure Letter, (ii) the filing with the SEC of the Joint Proxy Statement in accordance with Regulation 14A promulgated under the Exchange Act, the Form S-4 and such reports under and such other compliance with the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iii) compliance with the securities or “blue sky” laws of various states in connection with the issuance of the Merger Consideration, (iv) compliance with the NYSE rules and regulations to permit the consummation of the Merger and the listing of the Parent Common Stock to be issued in the Merger, and (v) such other clearances, consents, approvals, orders, waivers, licenses, authorizations or other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by each of Parent and Merger Sub does not and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby will not (i) conflict with or violate any provision of the Constituent Documents of Parent, Merger Sub or any of Parent’s material Subsidiaries (assuming the Parent Stockholder Approval is obtained), or (ii) assuming compliance with the matters set forth in Section 4.5(a) and the Parent Stockholder Approval is obtained, violate any Law or Order, in either case, applicable to Parent or any of its Subsidiaries or any of their respective properties or assets or violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any Contract to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of the foregoing clause (ii), for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.6. SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Parent has filed with or furnished to the SEC all reports, schedules, forms, statements, registration statements, prospectuses and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by Parent with the SEC under the Securities Act or the Exchange Act since December 31, 2010 (such documents, together with any documents filed or furnished during such period by Parent to the SEC on a voluntary basis, the “Parent SEC Documents”). No Parent Subsidiary is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to make filings with the SEC.

(b) As of its respective date, or, if amended, as of the date of the last such amendment, each of the Parent SEC Documents complied when filed or furnished (or, if applicable, when amended), or, if not yet filed or furnished, will comply, in all material respects with the requirements of the Securities Act and the Exchange Act, in each case to the extent applicable to such Parent SEC Documents, and none of the Parent SEC Documents when filed or furnished (or in the case of a registration statement under the Securities Act, at the time it was declared effective) contained, or, if not yet filed or furnished, will contain, any untrue statement of a material fact or omitted (or will omit) to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) The Parent SEC Financial Statements have been derived, or in the case of Parent SEC Documents filed after the date of this Agreement, will be derived, from the accounting books and records of Parent and the Parent Subsidiaries and (i) as of their respective dates of filing with the SEC complied, or in the case of Parent SEC Documents filed after the date of this Agreement, will comply, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared, or in the case of Parent SEC Documents filed after the date of this Agreement, will be prepared, in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted by Form 10-Q and Regulation S-X of the SEC) and (iii) fairly presented, or in the case of Parent SEC Documents filed after the date of this Agreement, will fairly present, in all material respects, the consolidated financial position of Parent, as of the respective dates thereof, and the consolidated results of their operations, and, where included, their consolidated stockholders’ equity and their consolidated cash flows for the respective periods indicated (subject, in the case of the unaudited statements, to normal year-end audit adjustments and the absence of notes).

(d) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Documents, and none of the Parent SEC Documents filed with the SEC prior to the date of this Agreement (other than confidential treatment requests) is, to the Knowledge of Parent, the subject of ongoing SEC review. As of the date of this Agreement, there are no SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of Parent, threatened, in each case regarding any accounting practices of Parent.

(e) Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s properties or assets that could have a material effect on Parent’s financial statements. The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Parent are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports. Since the Audited Balance Sheet Date, none of Parent, Parent’s independent accountants, the Parent Board or the audit committee of the Parent Board has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Parent, (ii) “material weakness” in the internal controls over financial reporting of Parent or (iii) fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” will have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(f) Parent and the Parent Subsidiaries do not have any liabilities or obligations of any nature (whether absolute, contingent, accrued or otherwise) required by GAAP to be reflected or reserved against in a consolidated balance sheet (or the notes thereto) of Parent, except for those (i) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (ii) reflected or reserved against in the most recent consolidated balance sheet of Parent included in the Parent SEC Financial Statements (or the notes thereto) filed prior to the date of this Agreement, (iii) incurred in the ordinary course of business since the date of such balance sheet or (iv) incurred in connection with this Agreement or the transactions contemplated hereby.

Section 4.7. Absence of Certain Changes or Events. (a) From the Audited Balance Sheet Date through the date of this Agreement, Parent and the Parent Subsidiaries have conducted their businesses in all material respects in the ordinary course; and (b) since the Audited Balance Sheet Date, there has not been any event, change, condition, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.8. Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to holders of the shares of Company Common Stock and Parent Common Stock and at the time of the Company Stockholders Meeting and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent or Merger Sub regarding such portions thereof that relate expressly to the Company or any Company Subsidiaries or to statements made therein to the extent based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein).

Section 4.9. Legal Proceedings. As of the date of this Agreement, there are no Proceedings pending, or to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Parent, except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.10. Compliance with Laws.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, since January 1, 2011 (i) Parent and the Parent Subsidiaries have complied and are in compliance with all applicable Laws and Orders and (ii) neither Parent nor any Parent Subsidiary has received any written notice from a Governmental Entity alleging that Parent or a Parent Subsidiary is not in compliance with any Law or Order.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries (i) are in compliance and since January 1, 2011 have been in compliance with the Foreign Corrupt Practices Act and any other United States and foreign Laws concerning corrupting payments and (ii) since January 1, 2011 have not been investigated by any Governmental Entity with respect to, or been given written notice or, to the Knowledge of Parent, oral notice by a Governmental Entity of, any violation by Parent or such Parent Subsidiary of the Foreign Corrupt Practices Act or any other United States or foreign Laws concerning corrupting payments.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries (i) are in compliance and since January 1, 2011 have been in compliance with any applicable Economic Sanctions and (ii) since January 1, 2011 neither the Parent nor any of its Subsidiaries and, to the Knowledge of the Parent, none of the officers, directors, or agents of Parent or any of the Parent Subsidiaries (A) is located, organized, or resident in Cuba, Iran, North Korea, Sudan or Syria; or (B) is, to the Knowledge of the Parent, engaged in any dealings or transactions in violation of any Economic Sanctions for the benefit of or with any person, or in any country or territory, that is the subject of Economic Sanctions.

Section 4.11. Permits. Parent and each of the Parent Subsidiaries have all Permits necessary for the lawful conduct of their business and the use of their properties and assets, as currently conducted and used and each of such Permits is valid and subsisting, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. The operation of the business of Parent and the Parent Subsidiaries as currently conducted is not in violation of, nor is Parent or any Parent Subsidiary in default or violation under, any Permit, except where such default or violation, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2013, neither Parent nor any Parent Subsidiary has received or been subject to any written notice from a Governmental Entity alleging any violations of Permits, nor to the Knowledge of Parent, has any such notice been threatened, except where such allegation or the receipt of such notice, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.12. ERISA Compliance; Excess Parachute Payments.

(a) No liability under Title IV of ERISA has been incurred by Parent or any of its ERISA Affiliates which has not been satisfied in full and no event has occurred and no condition exists that could reasonably be likely to result in Parent or any of its ERISA Affiliates incurring liability under Title IV of ERISA, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. No Parent Benefit Plan (i) is a defined benefit pension plan or is subject to Section 302 or Title IV of ERISA or Section 412 of the Code (each, a “Parent Title IV Plan”) or (ii) is a multiemployer plan within the meaning of Section 3(37) of ERISA or a multiple employer welfare arrangement as defined in Section 3(40) or ERISA. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent does not have any ongoing liability with respect to any Title IV Plan, multiemployer plan within the meaning of Section 3(37) of ERISA or multiple employer welfare arrangement as defined in Section 3(40) of ERISA.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, no Parent Title IV Plan or any trust established thereunder has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Parent Title IV Plan ended prior to the Effective Time. No reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30) days’ notice requirement has not been waived has occurred. Neither Parent nor any of its ERISA Affiliates has, within the preceding six (6) years, withdrawn in a complete or partial withdrawal from any multiemployer plan (as defined in Section 3(37) of ERISA) or incurred any liability under Section 4204 of ERISA that has not been satisfied in full.

(c) Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion with respect to the plan as currently in effect to the effect that it is qualified from the Internal Revenue Service and Parent is not aware of any reason why any such determination letter should be revoked or not be reissued. With respect to each Parent Benefit Plan, Parent has made available to the Company copies of (i) the most recent Internal Revenue Service determination letter or opinion, (ii) each trust or other funding arrangement, (iii) each summary plan description and summary of material modifications and (iv) the most recently prepared actuarial reports and financial statements. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) each Parent Benefit Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Parent Benefit Plan, (ii) there are no pending or, to the Knowledge of Parent, threatened Proceedings against any Parent Benefit Plan, any fiduciary thereof, Parent or any Subsidiary of Parent, and (iii) all contributions required to be made by Parent or any of its ERISA Affiliates to any Parent Benefit Plan have been made on or before their applicable due dates. None of Parent, any of the Parent Subsidiaries, any officer of Parent or of any Parent Subsidiary or any of the Parent Benefit Plans which are subject to ERISA, including the Parent Benefit Plans, or, to the Knowledge of Parent, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that could subject Parent, any Subsidiary of Parent or any officer of Parent or of any Subsidiary of Parent to any Tax or penalty on prohibited transactions imposed by such Section 4975 of the Code or to any material liability under Section 502(i) or 502(1) of ERISA.

(d) Except as otherwise contemplated under this Agreement, neither the execution nor delivery of this Agreement nor the consummation of the transactions contemplated hereby shall, whether alone or in combination with any other event (i) result in the accelerated vesting or payment of, or any increase in, or the funding (through a grantor trust or otherwise) of, any compensation or benefits to any present or former employee, consultant or director of Parent or any of its Subsidiaries; (ii) result in the entitlement of any present or former employee, consultant or director of Parent or any of its Subsidiaries to severance or termination pay or benefits; (iii) limit or restrict the right of Parent to merge, amend or terminate any of the Parent Benefit Plans; or (iv) result in any payment under any of the Parent Benefit Plans or any other arrangement that would not be deductible under Section 280G of the Code.

(e) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, neither Parent nor any Parent Subsidiary has any express or implied commitment (i) to create, incur liability with respect to or cause to exist any other compensation, benefit, fringe benefit or other plan, program, arrangement or agreement or to enter into any contract or agreement to provide compensation or benefits to any individual, in each case other than required by the terms of the Parent Benefit Plans as in effect as of the date hereof or (ii) to modify, change or terminate any Parent Benefit Plan, other than a modification, change or termination required by applicable Law.

(f) In addition to the foregoing, with respect to each Non-U.S. Parent Benefit Plan:

(i) all employer and employee contributions to each Non-U.S. Parent Benefit Plan required by Law or by the terms of such Non-U.S. Parent Benefit Plan or pursuant to any contractual obligation (including contributions to all mandatory provident fund schemes) have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matter, except as, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect; and

(ii) each Non U.S. Parent Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.13. Employee and Labor Matters.

(a) Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (i) as of the date of this Agreement, there is no organizational effort currently being made or, to the Knowledge of Parent, threatened by or on behalf of any labor union, works council, employee committee or representative or other labor organization to organize any employees of Parent or any Parent Subsidiary and (ii) as of the date of this Agreement, to the Knowledge of Parent, no petition has been filed, nor has any Proceeding been instituted by any employee of Parent or any Parent Subsidiary or group of employees of Parent or any Parent Subsidiary with any labor relations board or commission seeking recognition of a collective bargaining or similar representative in the past three years.

(b) Except for matters that, individually and in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, as of the date of this Agreement, there is no pending or, to the Knowledge of Parent, threatened (i) strike, lockout, work stoppage, slowdown, picketing or material labor dispute with respect to or involving any employees of Parent or any Parent Subsidiary and (ii) arbitration or grievance against Parent or any Parent Subsidiary involving current or former employees of Parent or any Parent Subsidiary.

Section 4.14. Environmental Matters. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(a) (i) Since January 1, 2013, Parent and each of the Parent Subsidiaries has been in compliance with all Environmental Laws, which compliance includes, but is not limited to, the possession of all Environmental Permits to operate as currently operated, and compliance with the terms and conditions thereof and (ii) since January 1, 2013 through the date of this Agreement, neither Parent nor any of the Parent Subsidiaries has received any written communication from a Governmental Entity alleging that Parent or any of its Subsidiaries is not in such compliance;

(b) There is no Environmental Claim pending or, to the Knowledge of Parent, threatened against Parent or any of the Parent Subsidiaries, or to the Knowledge of Parent against any Person whose liability for any Environmental Claim Parent or any of the Parent Subsidiaries has retained or assumed either contractually or by operation of law and to the Knowledge of Parent, there are no past or present actions, activities, events or incidents, including, without limitation, the presence, Release or threatened Release of any Material of Environmental Concern, that would reasonably be expected to form the basis of any Environmental Claim against Parent or any of the Parent Subsidiaries, or against any Person whose liability for such Environmental Claim Parent or any of the Parent Subsidiaries has retained or assumed either contractually or by operation of law; and

(c) To the Knowledge of Parent, the manufacture, use or sale of any of the products of Parent or the Parent Subsidiaries will not be precluded by, or subject to additional restrictions or limitations under, any Environmental Laws.

Section 4.15. Properties. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect: (i) Parent and each of the Parent Subsidiaries has good and marketable title to the Parent Owned Real Property and a valid leasehold or sublease interest in the Parent Leased Real Property, in each case, free and clear of all Liens except for Permitted Liens, (ii) each Parent Real Property Lease is valid, in full force and effect and enforceable against Parent or any Parent Subsidiary that is party thereto, (iii) Parent and the Parent Subsidiaries are not in default (and there is no event or condition that after notice or lapse of time or both would constitute a default by Parent or any Parent Subsidiary) under any Parent Real Property Lease and, to the Knowledge of Parent, there is no default (or event or condition that after notice or lapse of time or both would constitute a default) by any other party thereto under any Parent Real Property Lease and (iv) all improvements located on the Parent Real Property are in sufficiently good condition and repair (ordinary wear and tear excepted) to allow the business of Parent and Parent Subsidiaries to be operated in the ordinary course as currently operated and as presently proposed to be operated.

Section 4.16. Tax Returns and Tax Payments. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect:

(a) Parent and the Parent Subsidiaries have timely filed (or, as to the Parent Subsidiaries, Parent has filed on behalf of such Parent Subsidiaries) all Tax Returns required to be filed by them, and all such Tax Returns are correct and complete in all material respects.

(b) Parent and the Parent Subsidiaries have paid (or, as to the Parent Subsidiaries, Parent has paid on behalf of such Parent Subsidiaries) all Taxes shown to be due on any such Tax Returns and have withheld and paid all Taxes that Parent or any of the Parent Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except, in each case, for Taxes contested in good faith for which Parent has provided (or, as to the Parent Subsidiaries, Parent has made provision on behalf of such Parent Subsidiaries) reserves in its financial statements in accordance with GAAP.

(c) No claim for unpaid Taxes has been asserted against Parent or any of the Parent Subsidiaries by a Tax authority other than any claim that has been resolved, and Parent and the Parent Subsidiaries have not agreed to any extension of time with respect to a material Tax assessment or deficiency.

(d) No audit in respect of any Taxes or any Tax Return of Parent or any of the Parent Subsidiaries is being conducted by a Tax authority and there are no administrative or judicial proceedings currently pending with respect to any such Taxes or Tax Return.

(e) Neither Parent nor any of the Parent Subsidiaries (A) is or has been in the past five years a member of a group (other than a group the common parent of which is Parent and/or any Parent Subsidiary and includes only Parent and/or Parent Subsidiaries) filing a consolidated, combined, affiliated, unitary or similar income Tax Return or (B) has any liability for Taxes of any Person (other than Parent or any Parent Subsidiary) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law.

(f) Neither Parent nor any Parent Subsidiary is a party to or bound by or has any obligation under any Tax allocation, sharing, indemnity, reimbursement or similar agreement or arrangement with any third-parties (other than any customary Tax indemnification provisions in ordinary course commercial agreements the primary subject matter of which is not Tax matters).

(g) No written claim has been made by any Tax authority in a jurisdiction where Parent or any of the Parent Subsidiaries has not filed a Tax Return that it is or may be subject to Tax by such jurisdiction other than any such claims that have been resolved.

(h) Neither Parent nor any of the Parent Subsidiaries has participated in a “listed transaction” or “a transaction of interest” within the meaning of Treasury Regulation Section 1.6011-4(b) or any similar provision of state, local or non-U.S. Law. If Parent or any Parent Subsidiary has participated in a “listed transaction” or “a transaction of interest” within the meaning of Treasury Regulation Section 1.6011-4(b), such entity has properly disclosed such transaction in accordance with the applicable Treasury Regulations.

(i) Neither Parent nor any of the Parent Subsidiaries will be required to include a material item of income (or exclude a material item of deduction) in any taxable period beginning after the Closing Date as a result of any installment sale or open transaction disposition made on or prior to the Closing Date.

(j) In the last five years, none of Parent or any of the Parent Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law).

Section 4.17. Material Contracts.

(a) As of the date of this Agreement, except as filed as exhibits to the Parent SEC Documents, neither Parent nor any Parent Subsidiary is party to or bound by any Contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act other than any such Contract that is not required to be filed under clause (iii)(C) thereof).

(b) The Contracts filed or required to be filed as exhibits to the Parent SEC Documents or listed in Section 4.17(b) of the Parent Disclosure Letter are together referred to herein as the “Parent Material Contracts.” Each of the Parent Material Contracts is valid, binding and in full force and effect and is enforceable by Parent or the applicable Parent Subsidiary in accordance with its terms, except as limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity and except for such failures to be valid, binding and in full force and effect or enforceable that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, Parent, or the applicable Parent Subsidiary, is not (with or without notice or lapse of time, or both) in breach or default under the Parent Material Contracts and, to the Knowledge of Parent, no other party to any Parent Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

Section 4.18. Intellectual Property. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (A) Parent and the Parent Subsidiaries own, license or otherwise have the valid right to use all Intellectual Property used in the operation of their businesses as currently conducted, free and clear of all Liens other than Permitted Liens; (B) no Proceedings or Orders are pending or, to the Knowledge of Parent, have been threatened in writing (including cease and desist letters or requests for a patent license) since January 1, 2013 against Parent or the Parent Subsidiaries with regard to any Intellectual Property; (C) the operation of Parent’s and the Parent Subsidiaries’ businesses does not infringe, misappropriate, or otherwise violate, and has not, since January 1, 2013, infringed, misappropriated or otherwise violated, any valid and enforceable Intellectual Property of any other Person and, to the Knowledge of Parent, no Person is infringing, misappropriating, or otherwise violating the Intellectual Property owned by or exclusively licensed to Parent or any of the Parent Subsidiaries; (D) Parent and the Parent Subsidiaries take, and since January 1, 2012 have taken, reasonable actions to protect the confidentiality of their

Trade Secrets, and to the Knowledge of Parent, there has not been any disclosure of any such Trade Secrets in a manner that has resulted or is reasonably likely to result in the loss of such Trade Secrets or other rights in and to such information; (E) Parent and the Parent Subsidiaries take, and since January 1, 2012 have taken, reasonable actions to maintain and protect the integrity, security and operation of their software and systems (and all information transmitted thereby or stored therein), and to the Knowledge of Parent, there has not been any unauthorized access to such software and systems (including the information stored therein); and (F) to the extent that any material Intellectual Property has been conceived, developed or created for Parent or any Parent Subsidiary by any other Person, either the entire and unencumbered right, title and interest in and to such material Intellectual Property has been claimed by Parent and/or such Parent Subsidiary, as applicable, under applicable employee invention law or transferred by such Person to Parent and/or such Parent Subsidiary, as applicable, by operation of law or by valid written assignment.

Section 4.19. Insurance. Since January 1, 2011, Parent and the Parent Subsidiaries have maintained continuous insurance coverage, in each case, in those amounts and covering those risks as are reasonable, in all material respects, for companies of the size and financial condition of Parent engaged in businesses similar to those of Parent and the Parent Subsidiaries. All insurance policies with respect to the business and assets of Parent and the Parent Subsidiaries are in full force and effect, except for such failures to be in full force and effect that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect. Neither Parent nor any of Parent Subsidiaries is in material breach or default of any material insurance policies. No insurer has informed Parent or any of the Parent Subsidiaries of any denial of coverage, except for such denials that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect. Parent and the Parent Subsidiaries have not received any written notice of cancellation of any of their respective insurance policies, except for such cancellations that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect. All appropriate insurers under such insurance policies have been timely notified of all material pending litigation and other potentially insurable material losses Known to Parent, and all appropriate actions have been taken to timely file all claims in respect of such insurable matters.

Section 4.20. Financing. Parent has delivered to the Company a fully executed copy of the commitment letter, dated as of July 15, 2014, between Parent, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, including all exhibits, schedules, annexes, attachments and amendments to such letter in effect as of the date of this Agreement and a fully executed copy of the fee letter referenced therein (provided that the provisions in any such fee letter related solely to fees and the economic terms of the “market flex” sections thereof agreed to by the parties may be redacted (none of which redacted provisions relate to, or shall adversely affect, the availability or conditionality (either by imposing new or additional conditions or modifying any existing conditions) of the Financing at the Closing) (such commitment letter and related term sheets, together with all exhibits, annexes, schedules, amendments and attachments thereto, as amended or otherwise modified only to the extent permitted by this Agreement, collectively, the “Commitment Letter”). Pursuant to, and subject to the terms and conditions of, the Commitment Letter, the lenders thereunder have committed to provide to Parent the aggregate principal amounts set forth therein (the provision of such funds as set forth therein, the “Financing”) for the purposes set forth in such Commitment Letter. The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, rescinded, terminated, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement. There are no side letters or other Contracts or arrangements or understandings to which Parent, Merger Sub or any of their Affiliates is a party related to the funding of the full amount of the Financing (except for the fee letter referenced above and any engagement letters or fee discount letters related to the Financing, which will not have an adverse impact on the funding of the full amount of the Financing pursuant to the Commitment Letter at or prior to the Closing on the terms and conditions set forth in this Agreement and such Commitment Letter). As of the execution and delivery of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of Parent, and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with its terms against Parent and, to the Knowledge of Parent, each of the other parties thereto, except as limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity. There are no conditions precedent (including pursuant to any “flex” provisions) related to the funding of the full amount of the Financing pursuant to the Commitment Letter, other than as expressly set forth in the Commitment Letter. Assuming the Financing is funded in accordance with the Commitment Letter, and together with cash on hand at Parent, the Company and their respective Subsidiaries, Parent and Merger Sub will have at and after the Closing funds sufficient for the payment of the aggregate cash portion of the Merger Consideration and any other amounts required to be paid pursuant to Article II hereof, the funding of any required refinancings or repayments of any existing Indebtedness of the Company or Parent or any of their respective Subsidiaries in connection with the Merger and the payment of all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with this Agreement and the Financing (the “Required Amount”). As of the execution and delivery of this Agreement, (i) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default) or result in a failure to satisfy a condition precedent, in each case, on the part of Parent or, to the Knowledge of Parent, any other party to the Commitment Letter, under the Commitment Letter, and (ii) Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent on the Closing Date. Each of Parent and Merger Sub, as applicable, has fully paid, or caused to be fully paid, any and all commitment fees or other fees to the extent required to be paid on or prior to the date of this Agreement in connection with the Financing.

Section 4.21. Brokers. Other than Merrill Lynch, Pierce, Fenner & Smith Incorporated, neither Parent nor Merger Sub has engaged any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fee, commission or finder’s fee in connection with any of the transactions contemplated hereby.

Section 4.22. Opinion of Financial Advisors. The Parent Board has received the opinion from Merrill Lynch, Pierce, Fenner & Smith Incorporated, to the effect that, subject to the assumptions, qualifications and other matters set forth therein, as of the date thereof, the Merger Consideration to be paid by Parent pursuant to this Agreement is fair, from a financial point of view, to Parent.

Section 4.23. No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Article IV, the Company acknowledges that neither Parent, Merger Sub, nor any Person acting on their behalf makes any other express or any implied representations or warranties whatsoever and specifically (but without limiting the generality of the foregoing) that neither Parent, Merger Sub, nor any Person acting on their behalf makes any representation or warranty with respect to (i) Parent or any of its Subsidiaries, any of their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to Parent or the Parent Subsidiaries or (ii) any documentation, forecasts, budgets, projections, estimates or other information provided by Parent or any Person acting on its behalf to the Company, any Affiliate of the Company or any Person acting on any of their behalf, including in any “data rooms” or management presentations. The Company has not relied on any such information or any representation or warranty not set forth in Article IV.

ARTICLE V

COVENANTS

Section 5.1. Company Conduct of Business Prior to the Effective Time. Except as set forth in Section 5.1 of the Company Disclosure Letter, as expressly contemplated or permitted by this Agreement, as expressly contemplated by the Pigments Business Disposition Agreement, or as required by applicable Law, during the period from the date of this Agreement to the Effective Time, unless Parent otherwise agrees in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause the Company Subsidiaries to, conduct its and their respective businesses in the ordinary course consistent with past practice, use commercially reasonable efforts to preserve its present business organization, maintain in effect all its and their current Permits as necessary to operate their businesses, keep available the services of its and their executive officers and key employees on commercially reasonable terms and maintain its and their relationships with its and their customers, suppliers and others having material business relationships with it or any of them, in each case consistent with past practice. Without limiting the generality of the foregoing, and except as set forth in Section 5.1 of the Company Disclosure Letter, as expressly contemplated or permitted by this Agreement, as expressly contemplated by the Pigments Business Disposition Agreement, or as required by applicable Law, during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall cause the Company Subsidiaries not to, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend or otherwise change the Constituent Documents of the Company or any Company Subsidiary;

(b) issue, sell, grant, dispose of, pledge or otherwise encumber any Securities of the Company or any Company Subsidiary, or Equity Interests in respect of, in lieu of, or in substitution for, such Securities, other than (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Stock Options or settlement of Company RSUs, in each case, outstanding as of the date of this Agreement, under the Company Stock Incentive Plans, or (ii) the issuance of Securities between or among the Company and direct or indirect wholly-owned Company Subsidiaries;

(c) redeem, purchase or otherwise acquire any Securities or Equity Interests of the Company or any Company Subsidiary (other than pursuant to Company Stock Incentive Plans), or split, combine, subdivide, consolidate or reclassify any Securities or Equity Interests of the Company or any Company Subsidiary;

(d) declare, set aside for payment or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its Securities, other than (i) regular quarterly cash dividends payable by the Company in respect of shares of Company Common Stock not exceeding $0.45 per share of Company Common Stock with declaration, record and payment dates in accordance with the Company’s historical practice over the past twelve months and (ii) dividends or distributions by a direct or indirect wholly-owned Company Subsidiary to the Company or to another direct or indirect wholly-owned Company Subsidiary;

(e) incur, guarantee or assume, or otherwise become responsible for, any Indebtedness for borrowed money other than with respect to (i) Indebtedness incurred in the ordinary course of business consistent with past practice not to exceed $5,000,000 in the aggregate, (ii) Indebtedness incurred under the Company’s credit facilities and other lines of credit in existence as of the date of this Agreement in the ordinary course of business consistent with past practice not to exceed $10,000,000 in the aggregate, (iii) Indebtedness pre-payable without penalty at or after the Effective Time in replacement of existing Indebtedness (other than the Company Notes) on customary commercial terms, but in all cases consistent in all material respects with the Indebtedness being replaced, (iv) guarantees by the Company or wholly-owned Company Subsidiaries of Indebtedness of wholly-owned Company Subsidiaries or of the Company and (v) letters of credit or similar arrangements in the ordinary course of business consistent with past practice;

(f) make any loans, advances or capital contributions to, or investments in, any other Person, other than among the Company and the Company Subsidiaries in the ordinary course of business consistent with past practice;

(g) sell, transfer or otherwise dispose of any of its Owned Real Properties, Subsidiaries or businesses in an amount for all such transactions in excess of $60,000,000 in the aggregate except (i) in the ordinary course of business consistent with past practice, (ii) pursuant to any Contracts in effect on the date of this Agreement, and (iii) for transactions among the Company and the Company Subsidiaries;

(h) merge or consolidate with any Person (other than the Company or a wholly-owned Company Subsidiary) or acquire, directly or indirectly, assets or Securities of any other Person (other than the Company or a Company Subsidiary) in excess of $25,000,000 in the aggregate;

(i) make or authorize any payment of, or commitment for, capital expenditures in excess of the amounts set forth on Section 5.1(i) of the Company Disclosure Letter;

(j) materially modify or terminate (except expirations in accordance with its terms) any Company Material Contract, enter into any successor Contract to an expiring Company Material Contract that changes the terms of the expiring Company Material Contract in a way that is materially adverse to the Company or any Company Subsidiary or enter into any new Contract that would have been a Company Material Contract if it were entered into prior to the date of this Agreement;

(k) except as required under existing plans and arrangements as of the date of this Agreement or as required by applicable Law, (a) increase benefits payable under any existing severance or termination pay policies, employment agreements or other arrangements with any director, employee or officer, other than with respect to non-officer employees in the ordinary course of business consistent with past practice, (b) enter into or amend any employment, consulting, indemnification, retention, severance, termination, deferred compensation or other similar agreement with any director, officer or employee, other than with respect to non-officer employees in the ordinary course of business consistent with past practice, (c) establish, adopt, terminate or amend any Company Benefit Plan, or (d) grant, award or increase any compensation, bonus, equity or equity-based award or other benefits (or accelerate the payment or benefits) payable to any director, officer or employee, other than with respect to non-officer employees in the ordinary course of business consistent with past practice;

(l) other than in the ordinary course of business consistent with past practice, enter into, amend in any material respect or terminate (except expirations in accordance with its terms) any collective bargaining agreement or similar labor Contract with a labor union, works council, employee committee or representative or other labor organization with respect to employees of the Company or any Company Subsidiary; provided, that the Company shall give Parent written notice at least 10 Business Days prior to entering into, amending in any material respect or terminating any material collective bargaining agreement or similar material labor Contract in the ordinary course of business;

(m) engage in any action, or fail to take any action, that could cause a partial or complete withdrawal, or could give rise to any liability with respect to partial or complete withdrawal, pursuant to any multiemployer plan within the meaning of Section 3(37) of ERISA;

(n) except with respect to the Pigments Business, terminate, discontinue, close or dispose of any plant, facility or other business operation, or effect or permit a plant closing, mass layoff or similar event under the Worker Adjustment and Retraining Notification Act or other applicable Law;

(o) hire any officers or any employees reporting directly to the Company’s chief executive officer except to fill current vacancies or vacancies arising after the date of this Agreement due to the termination of the employment of any officers or any employees reporting directly to the Company’s chief executive officer;

(p) subject to Section 5.15, (i) settle or compromise any Proceeding involving claims for monetary damages to the extent not covered by insurance, other than such settlements and compromises that (A) relate to Taxes (which are the subject of Section 5.1(s)),

(B) are settlements or compromises of routine claims in ordinary course of business consistent with past practice (both in terms of the nature and amount of such claims) or (C) are settlements or compromises outside of the ordinary course of business consistent with past practice that do not require payments by the Company or the Company Subsidiaries in excess of $500,000 per Proceeding or $2,500,000 in the aggregate for all such Proceedings or (ii) enter into any consent, decree, injunction or similar restraint or form of equitable relief that would materially affect, the Company or the Company Subsidiaries from and after the Closing Date;

(q) except as required by GAAP or by a Governmental Entity or applicable Law, make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company;

(r) authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution of the Company or any material Company Subsidiary;

(s) (i) make or change any material Tax election, (ii) change any material Tax accounting method or period, (iii) file any material amended Tax Return or take any position on any material Tax Return filed on or after the date of this Agreement that is inconsistent with elections made or positions taken in preparing or filing similar Tax Returns in prior periods, (iv) surrender any right to claim a material Tax refund, (v) take any action that would require the filing of a “gain recognition agreement” (within the meaning of the Treasury Regulations promulgated under Section 367 of the Code) to avoid current recognition of a material amount of income or gain for U.S. federal income tax purposes or (vi) settle or compromise any audit, proceeding or other controversy, or enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law), relating to a material amount of Taxes; provided that, in each case, if Parent has not yet objected to, or otherwise commented in writing on, the Company’s written description and detailed explanation of an action within the scope of this paragraph (s) by the 20th day after the day on which Parent received such description and explanation, the Company and the relevant Company Subsidiaries may proceed with such action as if Parent had actually consented;

(t) sell, transfer, assign, license, abandon, or otherwise dispose of or pledge any of its material Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business consistent with past practice;

(u) fail to maintain (with insurance companies with the same or better credit ratings as its existing insurers) insurance in at least such amounts and against at least such risks and losses as are consistent in all material respects with the Company’s and its Subsidiaries’ past practice and taking into account the sale of the Pigments Business; or

(v) agree, resolve or commit to take any of the actions prohibited by this Section 5.1.

Section 5.2. Parent Conduct of Business Prior to the Effective Time. Except as set forth in Section 5.2 of the Parent Disclosure Letter, as expressly contemplated or permitted by this Agreement, or as required by applicable Law, during the period from the date of this Agreement to the Effective Time, unless the Company otherwise agrees in writing (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause its Subsidiaries to, conduct its and their respective businesses in the ordinary course consistent with past practice, use commercially reasonable efforts to preserve its present business organization, maintain in effect all its and their current Permits necessary to operate their businesses, keep available the services of its and their executive officers and key employees on commercially reasonable terms and maintain its and their relationships with its and their customers, suppliers and others having material business relationships with any of them, in each case consistent with past practice. Without limiting the generality of the foregoing, and except as set forth in Section 5.2 of the Parent Disclosure Letter, as expressly contemplated or permitted by this Agreement, or as required by applicable Law, during the period from the date of this Agreement to the Effective Time, Parent shall not, and shall cause its Subsidiaries not to, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend or otherwise change the Constituent Documents of Parent;

(b) issue, sell or authorize the issuance or sale of any Securities of Parent, or Equity Interests in respect of, in lieu of, or in substitution for, such Securities, other than (i) the issuance of shares pursuant to the exercise of Parent Stock Options or settlement of equity-based awards under the Parent Benefit Plans, (ii) the grant of equity-based compensation awards to new hires, and to current officers and employees in the ordinary course of business, or (iii) the issuance of Securities between or among Parent and direct or indirect wholly-owned Parent Subsidiaries;

(c) redeem, purchase or otherwise acquire any Securities or Equity Interests of Parent (other than pursuant to Parent Benefit Plans or stock repurchase plans disclosed in the Parent SEC Documents), or split, combine, subdivide, consolidate or reclassify any Securities of Parent;

(d) declare, set aside for payment or pay any dividend, or other distribution (whether in cash, stock or property) in respect of any of its Securities, other than (i) regular quarterly cash dividends payable by Parent in respect of shares of Parent Common Stock with declaration, record and payment dates in accordance with Parent’s historical practice over the past twelve months (A) not exceeding $0.275 per share of Parent Common Stock for any such quarterly cash dividends with a record date on or prior to December 31, 2014 and (B) not exceeding $0.30 per share of Parent Common Stock for any such quarterly cash dividends with a record date on or subsequent to January 1, 2015 and (ii) dividends or distributions by a direct or indirect wholly-owned Parent Subsidiary to the Parent or to another direct or indirect wholly-owned Parent Subsidiary;

(e) incur, guarantee or assume, or otherwise become responsible for, any Indebtedness for borrowed money other than with respect to (i) Indebtedness incurred in the ordinary course of business consistent with past practices not to exceed $5,000,000 in the aggregate, (ii) Indebtedness incurred under Parent’s credit facilities and other lines of credit in existence as of the date of this Agreement in the ordinary course of business consistent with past practice not to exceed $50,000,000, in the aggregate, (iii) Indebtedness incurred under Parent’s existing commercial paper program, (iv) Indebtedness pre-payable without penalty at or after the Effective Time in replacement of existing Indebtedness on customary commercial terms, but in all cases consistent in all material respects with the Indebtedness being replaced, (v) guarantees by Parent or wholly-owned Parent Subsidiaries of Indebtedness of wholly-owned Parent Subsidiaries or Parent, (vi) letters of credit or similar arrangements in the ordinary course of business consistent with past practice, (vii) Indebtedness used to refinance Parent’s outstanding 5-10% senior notes due 2015 and (viii) Indebtedness incurred pursuant to the Financing or an Alternative Financing;

(f) merge or consolidate with any Person (other than Parent or a wholly-owned Parent Subsidiary) or acquire, directly or indirectly, assets or Securities of any other Person (other than Parent or a Parent Subsidiary) in excess of $60,000,000 in the aggregate;

(g) except as required by GAAP or by a Governmental Entity or applicable Law, make any change in financial accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of Parent;

(h) authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution of Parent or any material Parent Subsidiary; or

(i) agree, resolve or commit to take any of the actions prohibited by this Section 5.2.

Section 5.3. Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings.

(a) As promptly as practicable after the date of this Agreement, (i) Parent and the Company shall jointly prepare and shall file with the SEC the joint proxy statement to be sent to the stockholders of Parent relating to the Parent Stockholders Meeting and to the stockholders of the Company relating to the Company Stockholders Meeting (such proxy statement, together with any amendments or supplements thereto, the “Joint Proxy Statement”) and (ii) Parent shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. The respective Parties will cause the Joint Proxy Statement and the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act. Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments of the SEC), to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby and Parent shall take all actions reasonably required to be taken under any applicable state securities Laws in connection with the Parent Stock Issuance. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. Each Party shall notify the other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement, the Form S-4 or the Merger. Each Party shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC or its staff with respect to the Joint Proxy Statement or the Form S-4 and to have any such stop order or suspension lifted, reversed or otherwise terminated. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by Parent or the Company, in each case without providing the other Party with a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to Parent or the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Parent and the Company.

(b) The Company shall, as soon as practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold the Company Stockholders Meeting; provided, however, if on a date on which the Company Stockholders Meeting is scheduled the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, the Company will have the right to make one or more successive postponements or adjournments of the Company Stockholders Meeting, provided, further, that the Company Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Company Stockholders Meeting was originally scheduled (excluding any adjournments or postponements that the Company reasonably determines are required by applicable Law). Unless the Company Board has made a Company Recommendation Change, the Company shall include the Company Recommendation in the Joint Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, the Company shall use its reasonable best efforts to mail the Joint Proxy Statement to the holders of Company Common Stock and to solicit from such stockholders proxies in respect of the adoption of this Agreement. Unless this Agreement shall have been terminated in accordance with Section 7.1, the obligation of the Company to call, give notice of, convene and hold the Company Stockholders Meeting, to mail the Joint Proxy Statement to the holders of Company Common Stock and to solicit from such stockholders proxies in respect of the adoption of this Agreement, shall not be affected by a Company Recommendation Change.

(c) Parent shall, as soon as practicable following effectiveness of the Form S-4, duly call, give notice of, convene and hold the Parent Stockholders Meeting; provided, however, if on a date on which the Parent Stockholders Meeting is scheduled Parent has not received proxies representing a sufficient number of shares of Parent Common Stock to obtain the Parent Stockholder Approval, whether or not a quorum is present, Parent will have the right to make one or more successive postponements or adjournments of the Parent Stockholders Meeting, provided further, that the Parent Stockholders Meeting is not postponed or adjourned to a date that is more than 30 days after the date for which the Parent Stockholders Meeting was originally scheduled (excluding any adjournments or postponements that Parent reasonably determines are required by applicable Law). Unless the Parent Board has made a Parent Recommendation Change, Parent shall include such Parent Recommendation in the Joint Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, Parent shall use its reasonable best efforts to mail the Joint Proxy Statement to the holders of Parent Common Stock and to solicit from such stockholders proxies in favor of the approval of the Parent Stock Issuance. Unless this Agreement shall have been terminated in accordance with Section 7.1, the obligation of Parent to call, give notice of, convene and hold the Parent Stockholders Meeting, to mail the Joint Proxy Statement to the holders of Parent Company Stock and to solicit from such stockholders proxies in respect of the Parent Stock Issuance, shall not be affected by a Parent Recommendation Change.

(d) The Company and Parent will use their respective reasonable best efforts to hold the Company Stockholders Meeting and the Parent Stockholders Meeting on the same date.

(e) Immediately following execution and delivery of this Agreement by the Parties, Parent shall adopt this Agreement as the sole stockholder of Merger Sub and, promptly thereafter, deliver to the Company a copy of the written consent reflecting the adoption of this Agreement by Parent as the sole stockholder of Merger Sub.

Section 5.4. No Solicitation by the Company.

(a) The Company will and will cause the Company Subsidiaries to (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person or its Representatives (other than Parent and Merger Sub and their Representatives) conducted prior to the date of this Agreement with respect to any Company Acquisition Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives and (iii) promptly inform its and its Subsidiaries’ respective Representatives of the restrictions set forth in this Section 5.4. The Company shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and the Company shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement; provided, however, that the Company may grant a waiver of, and shall not be obligated to enforce, any such provision (y) to the extent required to permit a party to submit a Company Acquisition Proposal and (z) if the Company Board has determined in good faith, after consultation with outside legal counsel, that the failure to grant such waiver could reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(b) Except as otherwise expressly permitted in accordance with Section 5.4(c) or Section 5.4(e), neither the Company nor any Company Subsidiary will, and the Company will direct its and their respective Representatives not to, directly or indirectly (i) solicit or knowingly facilitate or encourage any inquiry or the making or announcement of any proposal or offer that constitutes a Company Acquisition Proposal, (ii) participate or engage in any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or knowingly take any other action to facilitate any proposal that constitutes a Company Acquisition Proposal or (iii) enter into any letter of intent, agreement in principle or Contract relating to or providing for a Company Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.4(c)).

(c) Notwithstanding Section 5.4(b) or anything else in this Agreement to the contrary, at any time before the Company Stockholder Approval is obtained, the Company may (and the Company Subsidiaries and its and their respective Representatives at the request of the Company may), in response to an unsolicited written Company Acquisition Proposal that did not result from a material breach of Section 5.4(a) or (b), (x) contact any Person or its Representatives who has made such a Company Acquisition Proposal solely for the purpose of clarifying such Company Acquisition Proposal and the terms thereof, (y) furnish information and data to the Person making such Company Acquisition Proposal and its Representatives pursuant to and in accordance with a written confidentiality agreement, containing provisions relating to confidentiality that are no less restrictive in the aggregate than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain “standstill” provisions), or (z) participate or engage in discussions or negotiations with such Person or its Representatives regarding such Company Acquisition Proposal (and, if applicable in connection therewith, waive or otherwise modify any “standstill” or similar agreement); provided that prior to taking any action described in clauses (y) or (z), the Company Board has determined in good faith, (i) after consultation with its outside legal counsel and financial advisors, that such Company Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Company Proposal and (ii) after consultation with outside legal counsel, that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. No confidentiality agreement entered into pursuant to this Section 5.4(c) may contain any provision that would prevent the Company from complying with its obligation to provide any disclosure to Parent required pursuant to this Section 5.4. Any non-public information concerning the Company provided by the Company or any Company Subsidiary to any Person entering into a confidentiality agreement pursuant to this Section 5.4(c) that has not been previously provided to Parent must be provided by the Company to Parent prior to or substantially concurrently with the time it is provided to such Person.

(d) Promptly after the receipt by the Company of any Company Acquisition Proposal after the date of this Agreement, and in any case within 48 hours after receipt thereof by an executive officer of the Company, the Company will notify Parent of any such Company Acquisition Proposal and the material terms and conditions of such Company Acquisition Proposal, including the identity of the Person making any such Company Acquisition Proposal. The Company will, in person or by telephone, keep Parent reasonably informed and on a reasonably current basis of the status (including with respect to any change in price or other material amendment thereto) of such Company Acquisition Proposal. The Company will, promptly upon receipt or delivery thereof, provide Parent (and its outside counsel) with copies of all drafts and final versions of definitive or other agreements including schedules and exhibits thereto (which may be redacted to the extent necessary to protect confidential information of the Person making such Company Acquisition Proposal) relating to such Company Acquisition Proposal, in each case exchanged between the Company or any of its Representatives, on the one hand, and the Person making such Company Acquisition Proposal or any of its Representatives, on the other hand.

(e) Except as provided in this Section 5.4(e), neither the Company Board nor any committee thereof shall (i) withhold, withdraw or modify (or propose publicly to withhold, withdraw or modify), in a manner adverse to Parent, the Company Recommendation or (ii) authorize, approve or recommend (or publicly propose to authorize, approve or recommend) any Company Acquisition Proposal (any of the actions described in clauses (i) or (ii), a “Company Recommendation Change”). Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Company Stockholder Approval, if and only if the Company Board has determined in good faith, after consultation with its outside legal counsel, that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Company Board may (x) effect a Company Recommendation Change (A) following receipt of an unsolicited bona fide written Company Acquisition Proposal that the Company Board has determined in good faith constitutes a Superior Company Proposal or (B) other than in response to a Company Acquisition Proposal and/or (y) terminate this Agreement pursuant to Section 7.1(c)(iii) following receipt of an unsolicited bona fide written Company Acquisition Proposal that the Company Board has determined in good faith constitutes a Superior Company Proposal. Prior to the Company effecting a Company Recommendation Change or terminating this Agreement pursuant to Section 7.1(c)(iii), (i) the Company shall provide Parent with written notice advising Parent it intends to effect a Company Recommendation Change or terminate this Agreement pursuant to Section 7.1(c)(iii), as applicable, and specifying, in reasonable detail, the reasons therefor and (ii) during the five (5) Business Day period commencing on the Business Day following the date of such notice (the “Company Negotiation Period”), if requested by Parent, the Company shall engage in good faith negotiations with Parent to amend the terms of this Agreement (1) in the case of a proposed Company Recommendation Change pursuant to clause (x)(A) of the second sentence of this Section 5.4(e) and/or a proposed termination of this Agreement contemplated in clause (y) of such sentence, such that the Company Acquisition Proposal would no longer constitute a Superior Company Proposal or (2) in the case of a proposed Company Recommendation Change pursuant to clause (x)(B) of the second sentence of this Section 5.4(e), in a manner that obviates the need to effect such Company Recommendation Change. If, based on changes to this Agreement that may be offered in writing by Parent by 11:59 p.m., New York City time, on the last Business Day of the applicable Company Negotiation Period, the Company Board determines that it may no longer effect a Company Recommendation Change or terminate this Agreement in compliance with the second sentence of this Section 5.4(e), the Company shall not effect such Company Recommendation Change or terminate this Agreement. A subsequent amendment to the amount or form of consideration payable in connection with the original Company Acquisition Proposal shall require the Company to comply again with the procedures set forth in this Section 5.4(e) one additional time prior to effecting any Company Recommendation Change or terminating this Agreement pursuant to Section 7.1(c)(iii); provided, however, that in connection with the second Company Negotiation Period, if any, references to five (5) Business Days above shall be deemed to be references to three (3) Business Days instead. In no event will there be more than two (2) Company Negotiation Periods and the Company will not be required to deliver more than two (2) such notices pursuant to this Section 5.4(e) or to comply with any of the other provisions of the last three sentences of this Section 5.4(e) that would have otherwise been applicable had the Company delivered additional notices.

(f) Notwithstanding anything in this Agreement to the contrary, nothing contained in Section 5.3 or this Section 5.4 will prohibit the Company or the Company Board from (i) complying with its disclosure obligations under applicable Law with respect to a Company Acquisition Proposal, including taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A (or any similar communication to stockholders) or (ii) making a “stop, look and listen” or similar communication to stockholders of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided, however, that neither the Company nor the Company Board shall be permitted to recommend that the stockholders of the Company tender any securities in connection with any tender or exchange offer (or otherwise authorize, approve or recommend any Company Acquisition Proposal) or withhold, withdraw or modify the Company Recommendation, except as permitted by Section 5.4(e).

(g) For purposes of this Agreement:

(i) “Company Acquisition Proposal” means any proposal or offer from any Person or group of Persons (other than Parent or any Parent Subsidiary) relating to any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net sales, operating income or total assets of the Company and the Company Subsidiaries, taken as a whole (excluding, in each case, net sales, operating income or assets from discontinued operations), or 15% or more of the total voting power of the equity Securities of the Company, any tender offer or exchange offer that if consummated would result in any Person or group of Persons Beneficially Owning 15% or more of the total voting power of the equity Securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Company Subsidiary or Company Subsidiaries whose business constitutes 15% or more of the net sales, operating income or total assets of the Company and the Company Subsidiaries, taken as a whole (excluding, in each case, net sales, operating income or assets from discontinued operations)), or any combination of the foregoing; provided that the term “Company Acquisition Proposal” will not include the Merger or the other transactions contemplated by this Agreement.

(ii) “Superior Company Proposal” means any bona fide written Company Acquisition Proposal (except that references therein to “15%” shall be replaced by “50%”) made by any Person or group of Persons (other than Parent or any Parent Subsidiary), which in the good faith judgment of the Company Board (after consultation with its outside legal counsel and financial advisors) would result, if consummated, in a transaction that is more favorable from a financial point of view to the stockholders of the Company than the transactions contemplated by this Agreement after taking into account the likelihood and timing of consummation (as compared to the transactions contemplated hereby) and such other matters that the Company Board considers relevant, including legal, financial (including the financing terms of any such Company Acquisition Proposal), regulatory and other aspects of such Company Acquisition Proposal and the identity of the Person making such Company Acquisition Proposal.

Section 5.5. No Solicitation by Parent.

(a) Parent will and will cause the Parent Subsidiaries to (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person or its Representatives (other than the Company and Merger Sub and their Representatives) conducted prior to the date of this Agreement with respect to any Parent Acquisition Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic data room access previously granted to any such Person or its Representatives and (iii) promptly inform its and its Subsidiaries’ respective Representatives of the restrictions set forth in this Section 5.5. Parent shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and Parent shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement; provided, however, that Parent may grant a waiver of, and shall not be obligated to enforce, any such provision (y) to the extent required to permit a party to submit a Parent Acquisition Proposal and (z) if the Parent Board has determined in good faith, after consultation with outside legal counsel, that the failure to grant such waiver could reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(b) Except as otherwise expressly permitted in accordance with Section 5.5(c) or Section 5.5(e), neither Parent nor any Parent Subsidiary will, and Parent will direct its and their respective Representatives not to, directly or indirectly (i) solicit or knowingly facilitate or encourage any inquiry or the making or announcement of any proposal or offer that constitutes a Parent Acquisition Proposal, (ii) participate or engage in any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or knowingly take any other action to facilitate any proposal that constitutes a Parent Acquisition Proposal or (iii) enter into any letter of intent, agreement in principle or Contract relating to or providing for a Parent Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.5(c)).

(c) Notwithstanding Section 5.5(b) or anything else in this Agreement to the contrary, at any time before the Parent Stockholder Approval is obtained, Parent may (and the Parent Subsidiaries and its and their respective Representatives at the request of Parent may), in response to an unsolicited written Parent Acquisition Proposal that did not result from a material breach of Section 5.5(a) or (b), (x) contact any Person or its Representatives who has made such a Parent Acquisition Proposal solely for the purpose of clarifying such Parent Acquisition Proposal and the terms thereof, (y) furnish information and data to the Person making such Parent Acquisition Proposal and its Representatives pursuant to and in accordance with a written confidentiality agreement, containing provisions relating to confidentiality that are no less restrictive in the aggregate than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain “standstill” provisions), or (z) participate or engage in discussions or negotiations with such Person or its Representatives regarding such Parent Acquisition Proposal (and, if applicable in connection therewith, waive or otherwise modify any “standstill” or similar agreement); provided that prior to taking any action described in clauses (y) or (z), the Parent Board has determined in good faith, (i) after consultation with its outside legal counsel and financial advisors, that such Parent Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Parent Proposal and

(ii) after consultation with outside legal counsel, that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. No confidentiality agreement entered into pursuant to this Section 5.5(c) may contain any provision that would prevent Parent from complying with its obligation to provide any disclosure to the Company required pursuant to this Section 5.5. Any non-public information concerning Parent provided by Parent or any Parent Subsidiary to any Person entering into a confidentiality agreement pursuant to this Section 5.5(c) that has not been previously provided to the Company must be provided by Parent to the Company prior to or substantially concurrently with the time it is provided to such Person.

(d) Promptly after the receipt by Parent of any Parent Acquisition Proposal after the date of this Agreement, and in any case within 48 hours after receipt thereof by an executive officer of Parent, Parent will notify the Company of any such Parent Acquisition Proposal and the material terms and conditions of such Parent Acquisition Proposal, including the identity of the Person making any such Parent Acquisition Proposal. Parent will, in person or by telephone, keep the Company reasonably informed and on a reasonably current basis of the status (including with respect to any change in price or other material amendment thereto) of such Parent Acquisition Proposal. Parent will, promptly upon receipt or delivery thereof, provide the Company (and its outside counsel) with copies of all drafts and final versions of definitive or other agreements including schedules and exhibits thereto (which may be redacted to the extent necessary to protect confidential information of the Person making such Parent Acquisition Proposal) relating to such Parent Acquisition Proposal, in each case exchanged between Parent or any of its Representatives, on the one hand, and the Person making such Parent Acquisition Proposal or any of its Representatives, on the other hand.

(e) Except as provided in this Section 5.5(e), neither the Parent Board nor any committee thereof shall (i) withhold, withdraw or modify (or propose publicly to withhold, withdraw or modify), in a manner adverse to the Company, the Parent Recommendation or (ii) authorize, approve or recommend (or publicly propose to authorize, approve or recommend) any Parent Acquisition Proposal (any of the actions described in clauses (i) or (ii), a “Parent Recommendation Change”). Notwithstanding anything in this Agreement to the contrary, at any time prior to obtaining the Parent Stockholder Approval, if and only if the Parent Board has determined in good faith, after consultation with its outside legal counsel, that the failure to take such action could reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Parent Board may effect a Parent Recommendation Change (A) following receipt of an unsolicited bona fide written Parent Acquisition Proposal that the Parent Board has determined in good faith constitutes a Superior Parent Proposal or (B) other than in response to a Company Acquisition Proposal. Prior to Parent effecting a Parent Recommendation Change, (i) Parent shall provide the Company with written notice advising the Company it intends to effect a Parent Recommendation Change and specifying, in reasonable detail, the reasons therefor and (ii) during the five (5) Business Day period commencing on the Business Day following the date of such notice (the “Parent Negotiation Period”), if requested by the Company, Parent shall engage in good faith negotiations with the Company to amend the terms of this Agreement (1) in the case of a proposed Parent Recommendation Change pursuant to clause (A) of the second sentence of this Section 5.5(e), such that the Parent Acquisition Proposal would no longer constitute a Superior Parent Proposal or (2) in the case of a proposed Parent Recommendation Change pursuant to clause (B) of the second sentence of this Section 5.5(e), in a manner that obviates the need to effect such Parent Recommendation Change. If, based on changes to this Agreement that may be offered in writing by the Company by 11:59 p.m., New York City time, on the last Business Day of the applicable Parent Negotiation Period, the Parent Board determines that it may no longer effect a Parent Recommendation Change in compliance with the second sentence of this Section 5.5(e), Parent shall not effect such Parent Recommendation Change. A subsequent amendment to the amount or form of consideration payable in connection with the original Parent Acquisition Proposal shall require Parent to comply again with the procedures set forth in this Section 5.5(e) one additional time prior to effecting any Parent Recommendation Change; provided, however, that in connection with the second Parent Negotiation Period, if any, references to five (5) Business Days above shall be deemed to be references to three (3) Business Days instead. In no event will there be more than two (2) Parent Negotiation Periods and Parent will not be required to deliver more than two (2) such notices pursuant to this Section 5.5(e) or to comply with any of the other provisions of the last three sentences of this Section 5.5(e) that would have otherwise been applicable had Parent delivered additional notices.

(f) Notwithstanding anything in this Agreement to the contrary, nothing contained in Section 5.3 or this Section 5.5 will prohibit Parent or the Parent Board from (i) complying with its disclosure obligations under applicable Law with respect to a Parent Acquisition Proposal, including taking and disclosing to the stockholders of Parent a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A (or any similar communication to stockholders) or (ii) making a “stop, look and listen” or similar communication to stockholders of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided, however, that neither Parent nor the Parent Board shall be permitted to recommend that the stockholders of Parent tender any securities in connection with any tender or exchange offer (or otherwise authorize, approve or recommend any Parent Acquisition Proposal) or withhold, withdraw or modify the Parent Recommendation, except as permitted by Section 5.5(e).

(g) For purposes of this Agreement:

(i) “Parent Acquisition Proposal” means any proposal or offer from any Person or group of Persons relating to any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net sales, operating profits or assets of Parent and the Parent Subsidiaries, taken as a whole, or 15% or more of the total voting power of the equity Securities of Parent, any tender offer or exchange offer that if consummated would result in any Person or group of Persons Beneficially Owning 15% or more of the total voting power of the equity Securities of Parent, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent (or any Parent Subsidiary or Parent Subsidiaries whose business constitutes 15% or more of the net sales, operating profits or assets of Parent and the Parent Subsidiaries, taken as a whole), or any combination of the foregoing; provided that the term “Parent Acquisition Proposal” will not include the Merger or the other transactions contemplated by this Agreement.

(ii) “Superior Parent Proposal” means any bona fide written Parent Acquisition Proposal (except that references therein to “15%” shall be replaced by

“50%”) made by any Person or group of Persons (other than the Company or any Company Subsidiary), which in the good faith judgment of the Parent Board (after consultation with its outside legal counsel and financial advisors) would result, if consummated, in a transaction that is more favorable from a financial point of view to the stockholders of Parent than the transactions contemplated by this Agreement after taking into account the likelihood and timing of consummation (as compared to the transactions contemplated hereby) and such other matters that the Parent Board considers relevant, including legal, financial (including the financing terms of any such Parent Acquisition Proposal), regulatory and other aspects of such Parent Acquisition Proposal and the identity of the Person making such Parent Acquisition Proposal.

Section 5.6. Publicity. Except with respect to, or following, any Company Recommendation Change or Parent Recommendation Change made in accordance with the terms of this Agreement, and except to the extent disclosed in or consistent with the Joint Proxy Statement or the Form S-4 in accordance with Section 5.3, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review any press release or other public statements with respect to the Merger and the other transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as such Party may reasonably conclude may be required by applicable Law or the rules of the NYSE (or any other securities market).

Section 5.7. Notification of Certain Matters. Parent and the Company shall each give prompt notice to the other Party if any of the following occur after the date of this Agreement: (i) receipt of any written notice to the receiving Party from any third Person alleging that the consent or approval of such third Person is or may be required in connection with the Merger and the other transactions contemplated by this Agreement and such consent could (in the good faith determination of such Party) reasonably be expected to prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement; (ii) receipt of any notice or other communication from any Governmental Entity or the NYSE (or any other securities market) in connection with the Merger and the other transactions contemplated by this Agreement; or (iii) the occurrence of an event which would or would be reasonably likely to (A) prevent or materially delay the consummation of the Merger or the other transactions contemplated hereby or (B) result in the failure of any condition to the Merger set forth in Article VI to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not limit or otherwise affect the remedies of the Company or Parent available hereunder and no information delivered pursuant to this Section 5.7 shall update any section of the Company Disclosure Letter or the Parent Disclosure Letter or shall affect the representations or warranties of the Parties hereunder and the failure to comply with this Section 5.7 will not constitute the breach or noncompliance of a covenant by such Party for determining the satisfaction of the conditions set forth in Section 6.2(b) or Section 6.3(b).

Section 5.8. Access to Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each Party shall afford to the other Party and its Affiliates and its and their Representatives, during normal business hours during the period from the date of this Agreement through the earlier of the Effective Time and the termination of this Agreement, reasonable access to all its and its Subsidiaries’ properties, books, contracts, commitments and records, and to its and its Subsidiaries’ officers, employees, accountants, counsel and other Representatives and, during such period, each Party shall promptly make available to the other Party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities Laws and (ii) all other information concerning its business, properties and personnel as the other Party may reasonably request.

(b) No investigation by any of the Parties or their respective Representatives shall affect the representations, warranties, covenants or agreements of any other Party set forth herein.

(c) This Section 5.8 shall not require any Party to permit any access, or to disclose any information, that in the reasonable, good faith judgment of such Party is competitively sensitive, would reasonably be expected to result in any violation of any material Contract or Law to which such Party is a party or is subject or cause any privilege (including attorney-client privilege) which such Party or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information (subject to reasonable cooperation between the Parties with respect to entering into appropriate joint defense, community of interest or similar agreements or arrangements with respect to the preservation of such privileges); provided, that the Parties shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so (i) would not (in the good faith belief of the disclosing Party) reasonably be likely to result in the violation of any such material Contract or Law or reasonably be likely to cause such privilege to be undermined with respect to such information or (ii) could reasonably (in the good faith belief of the disclosing Party) be managed through the use of any “clean-room” arrangements agreed between the Parties pursuant to which non-employee Representatives of the non-disclosing Party shall be provided access to such information; provided, further, that the disclosing Party shall notify the other Party that such disclosures are reasonably likely to violate the disclosing Party’s or its Subsidiaries’ obligations under any such material Contract or Law or are reasonably likely to cause such privilege to be undermined.

(d) Unless and until the Closing occurs, the information provided by each Party pursuant to this Section 5.8 shall be kept confidential by the recipient thereof in accordance with, and shall otherwise abide by and be subject to the terms and conditions of, the Confidentiality Agreement.

(e) Notwithstanding any other provision of this Agreement, each Party agrees that it will not, and will cause its Representatives not to, prior to the Effective Time, use any information obtained pursuant to this Section 5.8 for any competitive or other purpose unrelated to the consummation of the Merger.

Section 5.9. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of Parent and the Company shall, and shall cause their respective Subsidiaries to use reasonable best efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such Party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VI hereof, to consummate the Merger and the other transactions contemplated by this Agreement, as promptly as practicable and (ii) to obtain (and to cooperate with the other Party to obtain) any consent, authorization, order, decision or approval of, or any exemption by, any Governmental Entity and any other third Person which is required to be obtained by Parent or the Company or any of their respective Subsidiaries in connection with the Merger and the transactions contemplated by this Agreement, and to comply with the terms and conditions of any such consent, authorization, order or approval. To the extent necessary in order to accomplish the foregoing and subject to the limitations set forth in Section 5.9(e), Parent and the Company shall use their respective reasonable best efforts to jointly propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of, or prohibition or limitation on the ownership or operation by Parent and the Company or any of their respective Subsidiaries of, any portion of the business, properties or assets of Parent, the Company or any of their respective Subsidiaries.

(b) Subject to the terms and conditions of this Agreement, each of Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated hereby, including using reasonable best efforts to lift or rescind any decision, injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the transactions contemplated hereby and using reasonable best efforts to defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages.

(c) In furtherance and not in limitation of the foregoing, (i) each Party hereto shall make or cause to be made an appropriate filing pursuant to the HSR Act and the applicable Competition Laws of the countries and jurisdictions listed in Section 5.9 of the Parent Disclosure Letter with respect to the transactions contemplated hereby as promptly as practicable, and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and the Competition Laws of the countries and jurisdictions listed in Section 5.9 of the Parent Disclosure Letter and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.9 necessary to cause the expiration or termination of the applicable waiting periods, or the receipt of any decision, order or consent, as the case may be, under the HSR Act (including any extensions thereof) or any applicable Competition Laws of the countries and jurisdictions listed in Section 5.9 of the Parent Disclosure Letter as soon as practicable and (ii) each of the Parent and the Company shall use its reasonable best efforts to (x) take all action reasonably necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the transactions contemplated by this Agreement and (y) if any state takeover statute or similar Law becomes applicable to any of the transactions contemplated by this Agreement, take all action reasonable to enable the transactions contemplated by this Agreement to be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the transactions contemplated by this Agreement.

(d) Each of the Parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing, submission or proceeding with a Governmental Entity in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the transactions contemplated by this Agreement, including any governmental inquiry, investigation or proceeding initiated by a private party, including producing any documents or information reasonably requested by the other Party or Governmental Entity, and (ii) keep the other Party informed in all material respects and on a reasonably timely basis of any communication received by such Party from, or given by such Party to, the FTC, the Antitrust Division of the Department of Justice or any other Governmental Entity and of any communication received or given by a private Person in connection with any governmental inquiry, investigation or proceeding, including any inquiry or proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement. In furtherance and not in limitation of this Section 5.9(d), subject to applicable Laws relating to the exchange of information, each Party shall consult and cooperate with the other Party in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or other legal proceeding. In addition, except as may be prohibited by any Governmental Entity or by Law, in connection with any such request, inquiry, investigation, action or other legal proceeding, each Party hereto shall permit the authorized Representatives of the other Party (x) to participate at or in each substantive meeting, conference, telephone call or other communication with a representative of a Governmental Entity or private party, as the case may be, relating to such request, inquiry, investigation, action or other legal proceeding and (y) to have reasonable access to and be consulted in connection with any material document, opinion or proposal made or submitted to any Governmental Entity or private party, as the case may be, in connection with any such request, inquiry, investigation, action or other legal proceeding.

(e) Notwithstanding the foregoing and the obligations set forth in Sections 5.9(a)-(d), neither Parent nor the Company shall be required pursuant to Section 5.9(a)-(d) to propose, commit to or effect any action that is not conditioned on the consummation of the Merger or that would reasonably be expected (after giving effect to any reasonably expected proceeds of any divestiture, sale of assets or other action required to satisfy the conditions in Section 6.1(e)) to have a material adverse effect on the business of Parent or the Surviving Corporation.

Section 5.10. Indemnification.

(a) From and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, (i) indemnify, defend and hold harmless, to the fullest extent permitted by applicable Law, all past and present directors, officers and employees of the Company and any Company Subsidiary and all fiduciaries under any Company Benefit Plans (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”) against any costs, expenses (including attorneys’ fees and expenses and disbursements), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Company Indemnified Party is or was a director, officer, employee or fiduciary of the Company or any of the Company Subsidiaries or a fiduciary under any Company Benefit Plan or is or was serving at the request of the Company or any of the Company Subsidiaries as a director, officer or employee of any other corporation, limited liability company, partnership, joint venture, trust or other business or non-profit enterprise (including any employee benefit plan) whether asserted or claimed prior to, at or after the Effective Time (including with respect to the consummation of the transactions contemplated by this Agreement), and provide advancement of expenses to the Company Indemnified Parties (within ten (10) days of receipt by Parent or the Surviving Corporation from a Company Indemnified Party of a request therefor) and (ii) not settle, compromise or consent to the entry of any judgment in any Proceeding (in which indemnification could be sought by a Company Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Company Indemnified Party from all liability arising out of such Proceeding or such Company Indemnified Party otherwise consents in writing.

(b) In addition to the obligations set forth in Section 5.10(a), from and after the Effective Time, the Surviving Corporation and its Subsidiaries will, and Parent will cause the Surviving Corporation and its Subsidiaries to, honor and maintain in effect for a period of six years from the Effective Time (i) all rights to indemnification, advancement of expenses and exculpation of each Company Indemnified Party as provided in their respective Constituent Documents as in effect on the date of this Agreement and (ii) all rights to indemnification and advancement of expenses of each Company Indemnified Party as provided in any indemnification or other agreement, to which the Company or any of its Subsidiaries is a party. Parent further agrees that it shall not, and shall cause the Surviving Corporation and its Subsidiaries not to, amend, repeal or otherwise modify any of the foregoing provisions in any manner that would adversely affect the rights thereunder of the Company Indemnified Parties and that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding.

(c) For a period of six years from the Effective Time, the Surviving Corporation will maintain, and Parent will cause to be maintained, in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Effective Time by the Company and the Company Subsidiaries from a carrier with the same or better credit ratings to the Company’s existing directors’ and officers’ insurance and fiduciary liability insurance policy carrier and with terms, conditions, retentions and levels of coverage not less favorable to the insured Persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts, events, acts or omissions that occurred on or before the Effective Time, except that in no event will Parent be required to pay an annual premium for such insurance in excess of 300% of the Company’s current annual premium for its policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Effective Time (the “Premium Cap”); provided, however, that if such insurance can only be obtained at an annual premium in excess of the Premium Cap, Parent will obtain the policy of directors’ and officers’ insurance with the best overall terms, conditions, retentions and levels of coverage available for an annual premium equal to the Premium Cap. In lieu of the foregoing, the Company may in its discretion purchase, and Parent may in its discretion purchase if the Company declines to do so, a “tail” directors’ and officers’ liability insurance and fiduciary liability insurance policy covering the six-year period from and after the Effective Time from a carrier with the same or better credit ratings to the Company’s existing directors’ and officers’ insurance and fiduciary liability insurance policy carrier and with terms, conditions, retentions and levels of coverage not less favorable to the insured Persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts, events, acts or omissions that occurred on or before the Effective Time.

(d) In the event that either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, and in each such case, Parent shall, and shall cause the Surviving Corporation to, cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 5.10.

(e) The provisions of this Section 5.10 shall survive consummation of the Merger, are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs, executors and administrators and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification, advancement or contribution that any such Person may have by Law, Contract or otherwise.

Section 5.11. Financing.

(a) Parent and Merger Sub will use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper and advisable to arrange and obtain the proceeds of the Financing on the terms and conditions described in the Commitment Letter, including using reasonable best efforts to (i) maintain in full force and effect the Commitment Letter, (ii) negotiate definitive financing agreements with respect to the Financing on terms and conditions that are not materially less favorable to Parent and Merger Sub than the terms and conditions contemplated by the Commitment Letter and enter into, on or prior to the Closing Date, definitive financing agreements with respect to the Financing, and promptly upon execution thereof provide executed copies of such definitive agreements to the Company, (iii) satisfy on a timely basis (or obtain the waiver of) (taking into account the expected timing of the Closing) all conditions and covenants, and otherwise comply with all terms and conditions, applicable to Parent and Merger Sub in the Commitment Letter and such definitive agreements within their control, (iv) consummate the Financing at or prior to Closing, and (v) enforce their rights under the Commitment Letter. In the event that all conditions to the Commitment Letter have been satisfied or, upon funding will be satisfied, Parent and Merger Sub shall use their reasonable best efforts to cause the Financing Sources and the other Persons providing or committing to provide the Financing to comply with their obligations under the Commitment Letter and the definitive financing agreements entered into in connection with the Financing and to fund on or before the Closing Date the Financing required to consummate the Merger and the other transactions contemplated by this Agreement (including taking enforcement action, to cause the Financing Sources and the other Persons providing or committing to provide the Financing to fund such Financing). Parent and Merger Sub will keep the Company informed on a reasonably current basis of the status of their efforts to arrange the Financing and to satisfy the conditions thereof, including (A) promptly notifying the Company of (1) any actual, threatened or alleged material breach or default by any party to the Commitment

Letter or any definitive financing agreement entered into in connection with the Financing, if such breach or default would reasonably be expected to affect the timely availability of, or the amount of, the Financing and (2) the receipt by any of Parent or Merger Sub or any of their respective Representatives of any notice or other communication from any Financing Source or any other Person with respect to any material dispute or disagreement between or among any parties to any Commitment Letter or any definitive financing agreement entered into in connection with the Financing, if such dispute or disagreement would reasonably be expected to affect the timely availability of, or amount of, the Financing, and (B) upon the Company’s reasonable request, advising and updating the Company, in a reasonable level of detail, with respect to the status (and any material developments concerning such status) and proposed funding date thereunder. Without the prior written consent of the Company, Parent and Merger Sub will not agree, permit, or otherwise consent, to any amendment of, supplement or modification to, or waiver under, the Commitment Letter or the definitive agreements relating to the Financing if such amendment, supplement, modification or waiver (x) would reduce the aggregate cash amount of proceeds of the Financing (including by changing the amount of fees to be paid or original issue discount of the Financing), (y) would change or impose new or additional conditions or otherwise expands or amends any of the conditions to the receipt of the Financing from those set forth in the Commitment Letter on the date of this Agreement or (z) would otherwise reasonably be expected to (1) prevent or materially delay the Closing Date or (2) make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing less likely to occur, (collectively, the “Restricted Commitment Letter Amendments”), other than a waiver of any closing conditions by lender(s) or their agents. Parent and Merger Sub may amend the Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Commitment Letter as of the date of this Agreement, if the addition of such additional parties, individually or in the aggregate, would not result in the occurrence of a Restricted Commitment Letter Amendment. In addition, Parent and Merger Sub shall not permit or consent to any waiver of any remedy under the Commitment Letter or to any early termination of the Commitment Letter. For purposes of this Agreement, references to the “Commitment Letter” shall include such documents as permitted or required by this Section 5.11 to be amended, modified, supplemented or waived, in each case from and after the date of such amendment, supplement, modification or waiver.

(b) If, notwithstanding the use of reasonable best efforts by Parent and Merger Sub to satisfy their obligations under this Section 5.11, any of the Financing or the Commitment Letter (or any definitive financing agreement relating thereto) expire or are terminated or otherwise become unavailable prior to the Closing, in whole or in part, for any reason, Parent and Merger Sub will (i) promptly notify the Company of such expiration, termination or unavailability and (ii) use its reasonable best efforts promptly to arrange for alternative financing (which will be in an amount sufficient to pay, when added to the other resources of Parent and other financing arrangements, the Required Amount) from other sources on terms and conditions not materially less favorable, taken as a whole, to Parent and Merger Sub than the terms and conditions of the Financing contained in the Commitment Letter to replace the Financing contemplated by such expired or terminated or unavailable commitments or agreements (“Alternative Financing”). Copies of each commitment letter and other agreement relating to the Alternative Financing (the “Alternative Commitment Letters”) shall be promptly provided to the Company (except for customary engagement letters and fee letters, redacted copies of which fee letters will be delivered). If applicable, references in this Agreement to

“Financing” shall include “Alternative Financing,” any reference to the “Commitment Letter” shall include the “Alternative Commitment Letters” and any reference to definitive financing agreements related to the Financing shall include the definitive financing agreements related to the Alternative Financing.

(c) Parent and Merger Sub acknowledge and agree that the obtaining of the Financing is not a condition to the Closing. For the avoidance of doubt, if the Financing has not been obtained, Parent and Merger Sub shall continue to be obligated, prior to any termination of this Agreement pursuant to Section 7.1 and subject to the fulfillment or waiver of the conditions set forth in Article VI, to complete the Merger and consummate the other transactions contemplated hereby.

(d) Prior to the Closing, the Company will, and will use reasonable best efforts to cause the Company Subsidiaries and its and their respective Representatives to, provide to Parent all cooperation reasonably requested by Parent in connection with the arrangement, marketing and consummation of the Financing (provided, however, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or the Company Subsidiaries), including using reasonable best efforts to: (i) deliver to Parent financial and other pertinent information regarding the Company and the Company Subsidiaries as may be reasonably requested by Parent and that is customarily required for financings of the type contemplated by the Commitment Letter, including (A) the financial statements referred to in paragraph (vii) of Exhibit D to the Commitment Letter and (B) such information as to enable Parent to prepare the pro forma financial statements referred to in paragraph (ix) of Exhibit D to the Commitment Letter, in each case, consistent with the Company’s past practices for preparing such information; (ii) to the extent customarily required for financings of the type contemplated by the Commitment Letter, make appropriate officers available to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies; (iii) provide reasonable assistance to Parent in the preparation of customary offering documents, including confidential information memoranda, prospectuses, private placement memoranda, offering memoranda and bank confidential information memoranda and road show materials, rating agency materials and other similar documents necessary in connection with the Financing and providing reasonable and customary representations and authorization letters related thereto; (iv) if reasonably requested in writing by a Financing Source, furnish to such Financing Source all information regarding the Company and the Company Subsidiaries that is required in connection with the Financing by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act; (v) assist Parent in obtaining corporate, corporate family, credit, facility and securities ratings from rating agencies; (vi) assist Parent in obtaining (A) customary consents (including consents with respect to inclusion of the Company’s financial statements and any audit opinions in respect thereof in any prospectus or offering memorandum or similar documents for any portion of the Financing) and (B) customary comfort letters of the Company’s independent accountants (including “negative assurance” comfort), including by executing and delivering any customary representation letters to the accountants in connection therewith; (vii) cooperate with Parent’s and Merger Sub’s legal counsel in connection with any legal opinions that such legal counsel may be required to obtain in connection with the Financing; and (viii) execute customary certificates as may be reasonably requested by Parent as necessary in connection with the Financing (provided, however, that (A) any such certificates will be not be executed except in connection with the closing of any Financing and (B) no personal liability will be imposed on the officers or employees involved). Notwithstanding the foregoing, nothing in this Agreement shall require the Company or any Company Subsidiary or any of their respective Representatives (1) to take any action that would reasonably be expected to conflict with or violate the Company’s or any of the Company Subsidiaries’ Constituent Documents or any Law or result in the breach of any material Contract or (2) to pay any commitment or similar fee, reimburse any expenses, provide any indemnities or incur or assume any liability or obligation. Parent shall, promptly upon request by the Company, reimburse the Company for all out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or the Company Subsidiaries in performing their obligations under this Section 5.11(d), and indemnify the Company for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Company or any of the Company Subsidiaries arising therefrom. None of the representations, warranties or covenants of the Company set forth in this Agreement shall be deemed to apply to, or deemed breached or violated by, any of the actions taken by the Company or any Company Subsidiary at the request of Parent set forth in this Section 5.11(d).

(e) Consent Solicitations.

(i) The Company shall use its reasonable best efforts to commence, on the date designated by Parent after the effectiveness of the Form S-4 on at least five Business Days’ notice to the Company, a consent solicitation with respect to the Company Notes (the “Consent Solicitation”) for the purposes of obtaining the consents, amendments and waivers from holders of the Company Notes set forth on Section 5.11(e) of the Parent Disclosure Letter on customary terms and conditions reasonably acceptable to Parent and the Company. The Company shall use its reasonable best efforts to obtain the requisite consents from holders of the Company Notes to effect such consents, amendments or waivers; provided that (x) the Company shall have received from Parent the completed Consent Solicitation Documents (as defined below) which shall be reasonably acceptable to the Company and (y) at the time of such commencement, Parent and Merger Sub shall have performed or complied in all material respects with all of their agreements and covenants required by this Agreement to be performed on or prior to the time that the Consent Solicitation is to be commenced. The Company shall waive any of the conditions to the Consent Solicitation (other than that there shall be no order prohibiting consummation of the Consent Solicitation) as may be reasonably requested by Parent in writing and shall not, without the consent of Parent, waive any condition to the Consent Solicitation or make any changes to the terms and conditions of the Consent Solicitation other than as agreed between Parent and the Company.

(ii) The Company shall retain the financial institution reasonably requested by Parent and reasonably acceptable to the Company to act as sole solicitation agent in connection with the Consent Solicitation. The Company shall execute a customary solicitation agent agreement, in form and substance reasonably acceptable to Parent and the Company, with such financial institution and shall use its reasonable best efforts to provide the solicitation agent with (or assist the solicitation agent in obtaining) a list of holders of the Company Notes, customary legal opinions as may be reasonably requested by the solicitation agent and any other customary documents reasonably required by the solicitation agent in connection with the Consent Solicitation.

(iii) The Company covenants and agrees that, promptly following the expiration of the Consent Solicitation, assuming the requisite consents under the Company Notes Indenture are received, the Company shall execute supplemental indentures to the Company Notes Indenture, which supplemental indentures shall implement the consents, amendments or waivers set forth in the Consent Solicitation Documents and shall become operative upon the conditions thereto being satisfied or waived and on or after the Effective Time, and shall execute customary closing certificates and other similar documents as may be reasonably requested by the trustee for the Company Notes in connection with the execution of any supplemental indenture. The Company shall use its reasonable best efforts to obtain customary legal opinions as may be reasonably requested by the trustee for the Company Notes in connection with the execution of any supplemental indenture. Parent and Merger Sub acknowledge and agree that the consummation of the Consent Solicitation is not a condition to Closing.

(iv) As promptly as reasonably practicable after the date of this Agreement, Parent, at its own expense, shall prepare all necessary and appropriate documentation in connection with the solicitation of holders of Company Notes pursuant to the Consent Solicitation, including the consent solicitation statement, related letters of transmittal and other related documents (collectively, the “Consent Solicitation Documents”). Parent and the Company shall reasonably cooperate with each other in the preparation of the Consent Solicitation Documents. All documents distributed to the holders of the Company Notes in connection with the Consent Solicitation shall be subject to prior review and comment by the Company and Parent and shall be reasonably acceptable to each of them. If at any time prior to the completion of the Consent Solicitation any information in the Consent Solicitation Documents should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Consent Solicitation Documents, so that the Consent Solicitation Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be disseminated to the holders of the Company Notes.

(v) Parent shall pay any consideration payable to the holders of the Company Notes and all fees and expenses of any solicitation agent, information agent, depositary or other agent retained in connection with the Consent Solicitation (or if paid by Company, Parent shall promptly reimburse the Company), and Parent further agrees to reimburse the Company for all of its reasonable out-of-pocket costs in connection with the Consent Solicitation promptly following incurrence and delivery of reasonable documentation of such costs. Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company, the Company Subsidiaries, and its and their officers, directors and Representatives and each person, if any, who controls the

Company within the meaning of Section 20 of the Exchange Act for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Consent Solicitation and the Consent Solicitation Documents; provided, however, that neither Parent nor Merger Sub shall have any obligation to indemnify and hold harmless any such party or person to the extent that any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred arises from disclosure regarding the Company supplied by the Company or in the Company SEC Document that is determined in a final, non-appealable Order of a court of competent jurisdiction, to have contained a material misstatement or omission.

Section 5.12. Employee Benefit Plans.

(a) For a period commencing on the Effective Time, and ending on the earlier of (x) the first anniversary of the Closing Date and (y) December 31, 2015, the Surviving Corporation will provide each employee of the Company and its Subsidiaries (other than employees whose terms and conditions of employment are governed by a collective bargaining agreement) who remains in the active employment of the Surviving Corporation and its Subsidiaries (the “Continuing Employees”) with (i) aggregate cash compensation that is substantially comparable as to each Continuing Employee’s aggregate annual rate of salary or wages and target bonus opportunity provided by the Company and the Company Subsidiaries on the date of this Agreement, and (ii) employee benefits (other than equity-based awards and benefits pursuant to a defined benefit plan) that are either (A) substantially comparable, in the aggregate, to the employee benefits (other than equity-based awards and benefits pursuant to a defined benefit plan) provided by the Company and the Company Subsidiaries on the date of this Agreement or (B) substantially similar to the employee benefits (other than equity-based awards and benefits pursuant to a defined benefit plan) provided to similarly-situated employees of Parent and the Parent Subsidiaries.

(b) From and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor all obligations under the compensation, retention and severance arrangements and agreements set forth in Section 5.12(b) of the Company Disclosure Letter, and collective bargaining agreements, in accordance with their terms as in effect immediately before the Effective Time. Subject to Section 409A of the Code, Parent and the Company hereby agree that a “change of control” or “change in control” within the meaning of each Company Benefit Plan (or an event of similar effect under the terms of such Company Benefit Plan) will occur upon the Closing.

(c) Bonus Plans

(i) All fiscal year 2014 bonus amounts under annual bonus, sales and other cash incentive plans of the Company and its Subsidiaries (the “FY2014 Bonuses”) will be calculated and paid in the ordinary course of business to the eligible employees; provided, however, that (I) if the Closing Date occurs on the last day of, or following the end of, fiscal year 2014, such bonus amounts shall be calculated based on actual results and performance achieved in respect of fiscal year 2014, or (II) if the Closing Date occurs prior to the end of fiscal year 2014, such bonus amounts shall be calculated based on target level of performance in respect of fiscal year 2014, and in the case of either (I) or (II), such bonus amounts shall be paid in the ordinary course of business but no later than March 15, 2015 (and without regard to whether such employee is employed on the relevant payment date).

(ii) To the extent that the Closing Date occurs in fiscal year 2015, Continuing Employees shall be eligible to participate in the Company’s annual cash incentive plan (the “Bonus Plan”), with the fiscal year 2015 targets and budget under the Bonus Plan to be set in consultation with Parent; provided that the aggregate amount of the payments to be made under the Bonus Plan in respect of fiscal year 2015 assuming achievement of target performance levels shall in no event be greater than 110% of the aggregate amount of the payments to be made under the plan in respect of fiscal year 2014 at target performance levels; provided, further, that a Continuing Employee must be employed on the applicable payment date in 2016 in order to receive a bonus payment under the Bonus Plan in respect of fiscal year 2015.

(d) As of the Effective Time, Parent shall use its commercially reasonable efforts to cause its and any of its Subsidiaries’ third party insurance providers or third party administrators to waive all limitations as to any pre-existing condition or waiting periods in its applicable welfare plans with respect to participation and coverage requirements applicable to each Continuing Employee under any welfare plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any comparable employee benefit plan. In addition, as of the Effective Time, Parent shall, and shall cause the Surviving Corporation and any applicable Company Subsidiary to, give Continuing Employees full credit for purposes of eligibility and vesting (but not for any purposes under any Parent Benefit Plan that is a defined benefit pension plan) under any employee benefit and compensation plans or arrangements maintained by Parent or an applicable Parent Subsidiary that such employees may be eligible to participate in after the Effective Time for such Continuing Employees’ service with the Company or any Company Subsidiaries to the same extent that such service was credited for purposes of any comparable employee benefit plan immediately prior to the Effective Time and in no event shall service prior to the Effective Time be required to be taken into account if such service credit would result in the duplication of benefits with respect to the same period.

(e) No provision of this Section 5.12 shall be construed as a limitation on the right of Parent, or to cause any Parent Subsidiary to, amend or terminate any specific employee benefit plan that Parent or a Parent Subsidiary would otherwise have under the terms of such employee benefit plan, nor shall any provision of this Section 5.12 be construed to require the continuation of the employment of any particular Continuing Employee. The provisions of this Section 5.12 are solely for the benefit of the Parties to this Agreement, and no current or former director, officer, employee or independent contractor or any other Person shall be a third-party beneficiary of this Section 5.12 of this Agreement, and nothing herein shall be construed as an amendment to any employee benefit plan of Parent or any Parent Subsidiary or other compensation or benefit plan or arrangement for any purpose.

Section 5.13. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be listed on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 5.14. Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 5.15. Security Holder Litigation. In the event that any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought against the Company and/or its directors by security holders of the Company, the Company shall promptly notify Parent of such litigation and shall keep Parent reasonably informed on a current basis with respect to the status thereof. The Company shall give Parent the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense and settlement of any such litigation against the Company and/or its directors by security holders of the Company and no such settlement shall be agreed to by the Company or any Company Subsidiary without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). In the event that any litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought against Parent and/or its directors by security holders of Parent, Parent shall promptly notify the Company of such litigation and shall keep the Company reasonably informed on a current basis with respect to the status thereof. Parent shall give the Company the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense and settlement of any such litigation against Parent and/or its directors by security holders of Parent and no such settlement shall be agreed to by Parent or any Parent Subsidiary without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.16. Parent Board. Prior to the Effective Time, Parent shall take all actions necessary to (i) increase the number of directors that constitute the Parent Board as of the Effective Time from ten to eleven by amending the by-laws of Parent; (ii) secure the resignation of two members of the Parent Board such that as of the Effective Time the Parent Board shall have three vacancies and (iii) appoint to the Parent Board, effective as of the Effective Time, three individuals designated by the Company Board (such individuals, the “Company Designees”); provided that if any Company Designee is not a member of the Company Board as of the date hereof, such Company Designee shall be reasonably acceptable to the Nominating & Governance Committee of the Parent Board. The Company Designees shall serve on the Parent Board, initially, until the next annual meeting of Parent’s stockholders. Parent agrees that the Company Designees shall be nominated by the Parent Board for election to the Parent Board at the next annual meeting of Parent’s stockholders to serve until the next subsequent annual meeting of Parent’s stockholders and until their respective successors are duly elected and qualified. So long as any Company Designee continues to serve on the Parent Board, until the second annual meeting following the Closing Date, at least one member of each committee of the Parent Board shall be a Company Designee.

Section 5.17. Control of Businesses. Without limiting any provisions of Section 5.1 or Section 5.2, nothing in this Agreement shall, directly or indirectly, give any Party control over any other Party’s operations, business or decision-making before the Effective Time, and control over all such matters shall remain vested in the relevant Party, subject to the terms and conditions of this Agreement.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1. Conditions to Obligations of Each Party. The respective obligations of each Party to consummate the Merger are subject to the satisfaction at or prior to the Closing of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by the applicable Party):

(a) Stockholder Approval. The Parent Stockholder Approval and the Company Stockholder Approval shall have been obtained.

(b) NYSE Listing. The shares of Parent Common Stock to be issued in the Merger and any such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) No Legal Restraints. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, enacted or issued by any Governmental Entity of competent jurisdiction that prohibits or makes illegal the consummation of the Merger; provided, however, that prior to a Party asserting this condition such Party shall have used its reasonable best efforts to oppose any such Order and to have such Order vacated or made inapplicable to such Merger, as the case may be.

(d) Form S-4. The Form S-4 shall have become effective by the SEC under the Securities Act, shall not be the subject of any stop order in effect and no Proceedings seeking a stop order shall be pending before the SEC.

(e) Regulatory Matters. (i) The waiting period (and any extensions thereof) under the HSR Act applicable to the Merger shall have expired or been terminated and (ii) the decisions, orders, consents or expiration of any waiting periods required to consummate the transaction contemplated by this Agreement under the Competition Laws of the countries or jurisdictions listed on Section 6.1(e) of the Parent Disclosure Letter shall have occurred or been granted.

Section 6.2. Conditions to Obligations of Parent and the Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Closing of the following conditions (which may be waived in whole or in part by Parent or Merger Sub):

(a) The representations and warranties of the Company set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifier therein), as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect; provided, that the representations and warranties of the Company set forth in Sections 3.2(a) and 3.2(b) shall be true and correct in all material respects and the representations and warranties of the Company set forth in Section 3.6(b) shall be true and correct in all respects, in each case as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date). Parent shall have received a certificate signed on behalf of the Company by a senior executive officer certifying that this condition has been satisfied.

(b) The Company shall have performed or complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to the Closing, and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer certifying that this condition has been satisfied.

Section 6.3. Conditions to Obligations of the Company to Effect the Merger. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Closing of the following conditions (which may be waived in whole or in part by the Company):

(a) The representations and warranties of Parent and Merger Sub set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct (without giving effect to any materiality or Parent Material Adverse Effect qualifier therein), as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect; provided, that the representations and warranties of Parent and Merger Sub set forth in Sections 4.3(a) and 4.3(b) shall be so true and correct in all material respects and the representations and warranties of the Parent set forth in Section 4.7(b) shall be true and correct in all respects, in each case as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date). The Company shall have received a certificate signed on behalf of Parent by a senior executive officer certifying that this condition has been satisfied.

(b) Parent and Merger Sub shall have performed or complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by each of them prior to the Closing, and the Company shall have received a certificate signed on behalf of Parent by a senior executive officer certifying that this condition has been satisfied.

Section 6.4. Frustration of Closing Condition. No Party may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s fraud or intentional breach of any material provision of this Agreement or failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 5.9.

ARTICLE VII

TERMINATION

Section 7.1. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing, whether before or after the Company Stockholder Approval and the Parent Stockholder Approval have been obtained (except as otherwise stated below):

(a) By the mutual written consent of Parent and the Company duly authorized by their respective Boards of Directors;

(b) By either of Parent or the Company:

(i) if any Governmental Entity of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the Merger and such Order shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any Party unless such Party shall have used its reasonable best efforts to oppose any such Order and to have such Order vacated or made inapplicable to such Merger;

(ii) if the Merger shall not have been consummated on or before May 15, 2015 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any Party whose failure to perform in all material respects its obligations under this Agreement was the primary cause of the failure of the Merger to have been consummated by the Outside Date;

(iii) if the Parent Stockholder Approval shall not have been obtained upon a vote taken thereon at the Parent Stockholders Meeting duly convened therefor (including at any adjournment or postponement thereof); or

(iv) if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders Meeting duly convened therefor (including at any adjournment or postponement thereof);

(c) By the Company:

(i) (A) if a Parent Recommendation Change shall have occurred; (B) the Parent Board fails to publicly reaffirm the Parent Recommendation within ten Business Days after receipt of a written request by the Company to provide such reaffirmation following a Parent Acquisition Proposal that has been publicly announced or that has become publicly known; (C) if the Parent Board authorizes, approves or recommends a Parent Acquisition Proposal; (D) if Parent enters into a Contract relating to a Parent Acquisition Proposal (other than a confidentiality agreement entered into in compliance with Section 5.5); or (E) Parent or the Parent Board publicly announces its intention to do any of the foregoing; or

(ii) if Parent or Merger Sub shall have breached any of its representations, warranties, covenants or agreements set forth in this Agreement, such that the conditions set forth in Section 6.3(a) or (b) would be incapable of being satisfied by the Outside Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(ii) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement; or

(iii) at any time prior to obtaining the Company Stockholder Approval, if the Company Board determines to enter into a binding agreement that provides for a Superior Company Proposal, but only if the Company is not in material breach of Section 5.4 and has paid, or pays substantially concurrently with such termination, the Company Termination Fee (as defined below) pursuant to Section 7.3(b)(iii); or

(d) By Parent:

(i) (A) if a Company Recommendation Change shall have occurred; (B) the Company Board fails to publicly reaffirm the Company Recommendation within ten Business Days after receipt of a written request by Parent to provide such reaffirmation following a Company Acquisition Proposal that has been publicly announced or that has become publicly known; (C) if the Company Board authorizes, approves or recommends a Company Acquisition Proposal; (D) the Company enters into a Contract relating to a Company Acquisition Proposal (other than a confidentiality agreement entered into in compliance with Section 5.4); or (E) the Company or the Company Board publicly announces its intention to do any of the foregoing; or

(ii) if the Company shall have breached any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 6.2(a) or (b) would be incapable of being satisfied by the Outside Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(ii) if Parent or Merger Sub is then in material breach of any of its covenants or agreements contained in this Agreement.

In the event of the termination of this Agreement by either Parent or the Company as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating Party to the other Party specifying the provision hereof pursuant to which such termination is made.

Section 7.2. Effect of Termination. In the event of the termination of this Agreement in accordance with Section 7.1, this Agreement shall forthwith become void and have no effect, and there shall not be any liability or obligation on the part of any Party hereto (or any of its Representatives or Affiliates) to another Party, except that (i) the provisions of Section 5.11(e)(v), the penultimate sentence of Section 5.11(d), this Section 7.2, Section 7.3 and Article VIII shall survive such termination and (ii) no such termination shall relieve any Party from liability to any other Party for any fraud or intentional breach of any covenant or other agreement contained in this Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity. No termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement, all of which obligations shall survive the termination of this Agreement in accordance with its terms.

Section 7.3. Termination Fee; Expenses.

(a) Except as otherwise provided in this Section 7.3 (or otherwise as expressly provided in this Agreement), all fees and expenses incurred by the Parties hereto shall be borne solely by the Party that has incurred such fees and expenses whether or not the Merger is consummated.

(b) The Company will pay to Parent $180,000,000 (the “Company Termination Fee”) (less the amount, if any, of the Parent Expenses previously paid by the Company to Parent pursuant to Section 7.3(d)) if:

(i) Parent terminates this Agreement pursuant to Section 7.1(d)(i);

(ii) (A) this Agreement is terminated pursuant to Section 7.1 (b)(ii) (solely in the event that the Company Stockholders Meeting has not occurred prior to the Outside Date), Section 7.1(b)(iv) or Section 7.1(d)(ii), (B) after the date of this Agreement but prior to the date this Agreement is terminated (in the case of Section 7.1(b)(ii)), after the date of this Agreement but prior to the date of the Company Stockholders Meeting (in the case of Section 7.1(b)(iv)) or after the date of this Agreement but prior to the breach giving rise to such right of termination (in the case of Section 7.1(d)(ii)), a third party has made a Company Acquisition Proposal that has become known to the public and such Company Acquisition Proposal has not been withdrawn prior to the date this Agreement is terminated (in the case of Section 7.1(b)(ii)), prior to the date of the Company Stockholders Meeting (in the case of Section 7.1(b)(iv)) or prior to the breach giving rise to such right of termination (in the case of Section 7.1(d)(ii)), and (C) within 9 months of such termination, the Company enters into a definitive Contract to consummate any Company Acquisition Proposal which is subsequently consummated or any Company Acquisition Proposal is consummated. For the purposes of Section 7.3(b)(ii)(C) only, the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 5.4 except that all references to “15%” therein will be deemed to be references to “50%”; or

(iii) the Company terminates this Agreement pursuant to Section 7.1(c)(iii).

(c) Parent will pay to the Company $300,000,000 (the “Parent Termination Fee”) (less the amount, if any, of the Company Expenses previously paid by Parent to the Company pursuant to Section 7.3(e)) if:

(i) the Company terminates this Agreement pursuant to Section 7.1(c)(i); or

(ii) (A) this Agreement is terminated pursuant to Section 7.1(b)(ii) (solely in the event that the Parent Stockholders Meeting has not occurred prior to the Outside Date), Section 7.1(b)(iii) or Section 7.1(c)(ii), (B) after the date of this Agreement but prior to the date this Agreement is terminated (in the case of Section 7.1(b)(ii)), after the date of this Agreement but prior to the date of the Parent Stockholders Meeting (in the case of Section 7.1(b)(iii)) or after the date of this Agreement but prior to the breach giving rise to such right of termination (in the case of Section 7.1(c)(ii)), a third party has made a Parent Acquisition Proposal that has become known to the public and such Parent Acquisition Proposal has not been withdrawn prior to the date this Agreement is terminated (in the case of Section 7.1(b)(ii)), prior to the date of the Parent Stockholders Meeting (in the case of Section 7.1(b)(iii)) or prior to the breach giving rise to such right of termination (in the case of Section 7.1(c)(ii)), and (C) within 9 months of such termination, Parent enters into a definitive Contract to consummate any Parent Acquisition Proposal which is subsequently consummated or any Parent Acquisition Proposal is consummated. For the purposes of Section 7.3(c)(ii)(C) only, the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in the definition thereof under Section 5.5 except that all references to “15%” therein will be deemed to be references to “50%”.

(d) The Company will pay to Parent the Parent Expenses if this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iv). Any Parent Expenses due under this Section 7.3(d) will be paid by wire transfer of same-day funds as promptly as reasonably practicable following the date of termination of this Agreement (and, in any event, within two Business Days thereof).

(e) Parent will pay to the Company the Company Expenses if this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iii). Any Company Expenses due under this Section 7.3(e) will be paid by wire transfer of same-day funds as promptly as reasonably practicable following the date of termination of this Agreement (and, in any event, within two Business Days thereof).

(f) Any Company Termination Fee or Parent Termination Fee due under Section 7.3(b) or Section 7.3(c) will be paid by wire transfer of same-day funds (i) in the case of Section 7.3(b)(i) or Section 7.3(c)(i) as promptly as reasonably practicable following the date of termination of this Agreement (and, in any event, within two Business Days thereof), (ii) in the case of Section 7.3(b)(iii), on the Business Day on which this Agreement is terminated and (iii) in the case of Section 7.3(b)(ii) or Section 7.3(c)(ii), on the date of consummation of the Company Acquisition Proposal or Parent Acquisition Proposal, as applicable.

(g) The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if either the Company or Parent fails promptly to pay any amount due pursuant to this Section 7.3, and, in order to obtain such payment, the Company or Parent, as applicable, commences a suit that results in a judgment against the Company or Parent, as applicable, for any amount due pursuant to this Section 7.3, the non-prevailing Party that is required to pay any such fee shall pay the prevailing Party entitled to receive such fee its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or the Company, as applicable. In no event shall a (i) Company Termination Fee be payable more than once or (ii) Parent Termination Fee be payable more than once.

ARTICLE VIII

MISCELLANEOUS

Section 8.1. Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company, Parent or Merger Sub contemplated hereby, by written agreement of the Parties hereto at any time prior to the Closing Date with respect to any of the terms contained herein; provided, that (i) the provisions of clause (i) of this Section 8.1 and Sections 8.6, 8.12(b), 8.13 and 8.14 may not be amended in a manner adverse to any Financing Source without the written consent of such Financing Source and (ii) following receipt of such stockholder approvals, no amendment, modification or supplement of this Agreement shall be made that by Law or NYSE regulation requires any further approval or authorization of such stockholders, without such approval or authorization by such stockholders.

Section 8.2. Extension; Waiver. At any time prior to the Closing, each Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other Parties contained in this Agreement. Except as required by applicable Law, no such extension or waiver shall require the approval of the stockholders of any of Parent, the Company or Merger Sub. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 8.3. No Survival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument pursuant hereto will survive the Closing, except Article VIII and the covenants and agreements that by their terms apply or are to be performed in whole or in part after Closing (including those contained in Article II, Section 5.10 and Section 5.16) shall survive the Closing.

Section 8.4. Notices. All notices and other communications in connection with this Agreement will be in writing and will be deemed duly given (a) on the date of delivery if delivered personally, by facsimile, upon confirmation of receipt, or by electronic mail, upon confirmation of receipt, or (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service. All notices in connection with this Agreement will be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

(a) if to Parent, Merger Sub or the Surviving Corporation, to:

Albemarle Corporation

451 Florida Street

Baton Rouge, Louisiana 70801

Attention:	Karen G. Narwold, Senior Vice President and General Counsel

Facsimile No.:	(225) 388-8924
Email:	Karen.Narwold@albemarle.com

with a copy to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022

Attention:	John A. Marzulli, Jr.
Eliza W. Swann

Facsimile No.:	(212) 848-7179
Email:	jmarzulli@shearman.com
eliza.swann@shearman.com

(b) if to the Company, to:

Rockwood Holdings, Inc.

100 Overlook Center

Princeton, New Jersey 08540

Attention:	Thomas J. Riordan, Executive Vice President and Chief Administrative Officer
Michael W. Valente, Vice President and General Counsel

Facsimile No.:	(609) 514-8722
Email:	TRiordan@rocksp.com
MValente@rocksp.com

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention:	Brian M. Stadler
Roxane F. Reardon Eric M. Swedenburg

Facsimile No.:	(212) 455-2502
Email:	bstadler@stblaw.com
rfreardon@stblaw.com eswedenburg@stblaw.com

Section 8.5. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties (including by facsimile or via portable document format (.pdf)), it being understood that all Parties need not sign the same counterpart.

Section 8.6. Entire Agreement; Third Party Beneficiaries. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof and (b) are not intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective successors and assigns, except that, notwithstanding the foregoing clause (b), (i) following the Effective Time, the provisions of Section 5.10 shall be enforceable by each Company Indemnified Party and his or her heirs, executors or administrators and representatives, (ii) the provisions of clause (i) of Section 8.1, this Section 8.6, Section 8.12(b), Section 8.13 and Section 8.14 shall be enforceable by each Financing Source, (iii) following and conditioned upon the occurrence of the Effective Time, the provisions of Section 5.16 shall be enforceable by the Company Designees and (iv) following and conditioned upon the occurrence of the Effective Time, the provisions of Article II with respect to the rights of holders of shares of Company Common Stock, Company Stock Options and Company RSUs to receive the Merger Consideration, as applicable, shall be enforceable by such holders. Parent and Merger Sub acknowledge and agree that nothing in this Agreement precludes the Company from asserting that its measure of damages for any breach of this Agreement by Parent or Merger Sub includes the loss of the economic benefits of the transactions contemplated by this Agreement to the holders of Company Common Stock, whether or not this Agreement has been validly terminated pursuant to Section 7.1.

Section 8.7. Severability. If any term, provision, covenant or restriction (or part thereof) of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby, taken as a whole, are not affected in a manner materially adverse to any Party hereto.

Section 8.8. Interpretation. The words “include,” “includes,” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Parent Disclosure Letter and the Company Disclosure Letter. The word “will” shall be construed to have the same meaning and effect as the word “shall.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The Company Disclosure Letter and the Parent Disclosure Letter are hereby incorporated in and made a part of this Agreement as if set forth in full herein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented in a manner consistent with this Agreement, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. This Agreement is the product of negotiations by the Parties having the assistance of counsel and other advisers. It is the intention of the Parties that this Agreement not be construed more strictly with regard to one Party than with regard to the others.

Section 8.9. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void; provided that, without the consent of any other Party, prior to the mailing of the Joint Proxy Statement, Parent may designate, by written notice to the Company, another wholly-owned direct or indirect Parent

Subsidiary to be a party to the Merger in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Parent Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Parent Subsidiary as of the date of such designation; provided, further, that any such designation not impede or delay the Merger or the other transactions contemplated by this Agreement. For the avoidance of doubt, without the consent of any Party, Parent may transfer the shares of common stock of Merger Sub to any one or more direct or indirect wholly-owned Subsidiaries of Parent.

Section 8.10. Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 8.11. Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware.

Section 8.12. Enforcement; Exclusive Jurisdiction.

(a) The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any federal court located in the State of Delaware without proof of actual damages or otherwise (and, to the fullest extent permitted by Law, each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties hereto (a) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, and (d) consents to service of process being made through the notice procedures set forth in Section 8.4.

(b) Notwithstanding anything contrary in this Agreement, each of the Parties hereto agrees that it will not bring or support, nor will it permit any of its Affiliates to bring or support, any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). The Parties hereto further agree that all of the provisions of Section 8.13 relating to waiver of jury trial shall apply to any action, cause of action, claim, cross-claim or third party-claim referenced in this Section 8.12(b). The provisions of this Section 8.12(b) shall be enforceable by each Financing Source, its Affiliates and their respective successors and permitted assigns.

Section 8.13. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING BUT NOT LIMITED TO ANY DISPUTE ARISING OUT OF OR RELATING TO THE COMMITMENT LETTER OR THE PERFORMANCE THEREOF).

Section 8.14. Non-Recourse to Lenders. Subject to the rights of the parties to the Commitment Letter under the terms of the Commitment Letter, none of the parties hereto, nor or any of their respective Affiliates, solely in their respective capacities as parties to this Agreement, shall have any rights or claims against any Financing Sources, solely in their respective capacities as lenders or arrangers in connection with the Financing, and the Financing Sources, solely in their respective capacities as lenders or arrangers, shall not have any rights or claims against any party hereto or any related person thereof, in connection with this Agreement or the Financing, whether at law or equity, in contract, in tort or otherwise.

Section 8.15. Definitions.

(a) The following terms and those set forth in the Index of Defined Terms shall have the meanings specified in this Section 8.15 or on the corresponding page number of the Index of Defined Terms:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, Controls, is controlled by, or is under common control with, such first Person.

“Beneficial Owner” means, with respect to a Security, any Person who, directly or indirectly, through any Contract, relationship or otherwise, has or shares (a) the power to vote, or to direct the voting of, such Security, (b) the power to dispose of, or to direct the disposition of, such Security or (c) the ability to profit or share in any profit derived from a transaction in such Security. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Ownership” shall have a correlative meaning.

“Business Day” means any day except a Saturday, a Sunday or other day on which the SEC or the banking institutions in the City of New York are authorized or required by Law to be closed.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means any employee benefit plan including any “employee benefit plan,” as defined in Section 3(3) of ERISA and each stock grant, stock purchase, stock option, restricted stock, other equity or equity-related, severance, employment, change-in-control, retention, fringe benefit, loan, collective bargaining, bonus, incentive, sabbatical, medical, dental, vision, disability, cafeteria benefit, dependent care, welfare benefit, life insurance or accident insurance, retirement, supplemental retirement, deferred compensation or other compensation or benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA, maintained, entered into or contributed to by the Company or any of its ERISA Affiliates, or to which the Company or any of its ERISA Affiliates is a party, whether written or oral, for the benefit of any present or former employee, consultant or director of the Company or any of the Company Subsidiaries (including their dependents or beneficiaries) or with respect to which the Company or any of its ERISA Affiliates has any liability (contingent or otherwise).

“Company Board” means the Board of Directors of the Company.

“Company Common Stock” means the Company’s common stock, par value $0.01 per share.

“Company Expenses” means any and all out-of-pocket fees and expenses (including, without limitation, legal, investment banking, accounting, banking and consulting fees and expenses) of the Company and the Company Subsidiaries, up to an aggregate of $25,000,000, actually incurred in connection with the due diligence investigation, negotiation, preparation and execution of this Agreement and the preparation for the consummation of the Merger and the other transactions contemplated hereby (subject to reasonable documentation).

“Company Material Adverse Effect” means an event, change, condition, occurrence or effect that has had a material adverse effect on the assets, business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, provided, however, that no events, changes, conditions, occurrences or effects arising out of or relating to any of the following, either alone or in combination, shall constitute or be taken into account in determining a Company Material Adverse Effect: (i) any change generally affecting regulatory or political conditions in the United States, the European Union or in any other country; (ii) any change generally affecting economic conditions in the United States, the European Union or in any other country; (iii) any change generally affecting the capital or financial markets, including changes in interest or exchange rates, in the United States, the European Union or in any other country; (iv) any change generally affecting the industries, markets or geographical areas in which the Company or any Company Subsidiary operates; (v) any hurricane, flood, earthquake or other natural disaster; (vi) any military action, civil disturbance (other than in connection with any labor dispute), acts of war (whether or not declared) or terrorism, or any outbreak, escalation or worsening of any of the foregoing; (vii) any change or proposed change in GAAP or the interpretation thereof; (viii) any change or proposed change in applicable Law or the interpretation thereof; (ix) any change in the price or availability of any raw material or commodity used or sold by the Company or any Company Subsidiary; (x) the negotiation, execution, delivery, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby, or any public disclosure relating to any of the foregoing, or the impact of any of the foregoing on relationships, contractual or otherwise, with customers, suppliers, lenders, employees, unions, licensors, joint venture partners or other Persons with business relationships with the Company or any Company Subsidiary, or any action or inaction by a Governmental Entity or any Proceeding or dispute brought or threatened arising out of or relating to the matters in this clause (x); (xi) the pendency or performance of the Pigments Business Disposition Agreement (including any amendment or waiver thereof, consent thereunder or termination thereof in compliance with this Agreement) or the consummation of the transactions contemplated thereby (including the taking of any action or failure to take any action contemplated by the Pigments Business Disposition Agreement, to facilitate the consummation thereof) or any post-closing indemnity or other liability or obligation arising out of or relating to such agreement (it being understood that any event, change, condition, occurrence or effect underlying any such post-closing indemnity may be taken into account in determining a Company Material Adverse Effect), or any public disclosure relating to any of the foregoing, or the impact of any of the foregoing on relationships, contractual or otherwise, with customers, suppliers, lenders, employees, unions, joint venture partners or other Persons with business relationships with the Company or any Company Subsidiary, or any action or inaction by a Governmental Entity or any Proceeding or dispute brought or threatened arising out of or relating to the matters in this clause (xi) (it being understood that any event, change, condition, occurrence or effect underlying any such Proceeding that is brought after the consummation of the transactions contemplated by the Pigments Business Disposition Agreement may be taken into account in determining a Company Material Adverse Effect); (xii) any action taken at Parent’s request; (xiii) any decline in the credit rating, market price or trading volume of any Securities or Indebtedness of the Company or any Company Subsidiary or any failure of the Company or any Company Subsidiary to achieve any internal or public earnings or other financial projections or forecasts (it being understood that any event, change, condition, occurrence or effect underlying such decline or failure (other than any event, change, condition, occurrence or effect relating to matters in clauses (i) – (xii) and (xiv)) may be taken into account in determining a Company Material Adverse Effect); or (xiv) any action taken by Parent or its Affiliates (including any disclosure regarding Parent’s plans with respect to the conduct of the business of the Company following the Effective Time); except in the case of clauses (ii), (iii) and (vii), to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately adversely affected thereby in any material respect as compared to other participants in the industries in which the Company and its Subsidiaries operate. With respect to references to Company Material Adverse Effect in the representations and warranties set forth in Section 3.4, the exceptions in clause (x) above shall not apply.

“Company Notes” means the 4.625% senior notes due October 15, 2020 issued by Rockwood Specialties Group, Inc. pursuant to the Company Notes Indenture.

“Company Notes Indenture” means that certain First Supplemental Indenture, dated as of September 25, 2012, to the Indenture, dated as of September 25, 2012, among Rockwood Specialties Group, Inc., the guarantors party thereto and Wells Fargo Bank, National Association as Trustee.

“Company Preferred Stock” means the Company’s preferred stock, par value $0.01 per share.

“Company SEC Financial Statements” means the consolidated financial statements of the Company included in the Company SEC Documents (including, in each case, any notes or schedules thereto).

“Company Stock Incentive Plans” means, collectively, (i) the Amended and Restated 2009 Rockwood Holdings, Inc. Stock Incentive Plan, (ii) the 2008 Amended and Restated Stock Purchase and Option Plan for Rockwood Holdings, Inc. and Subsidiaries, (iii) the Amended and Restated 2005 Stock Purchase and Option Plan for Rockwood Holdings, Inc. and Subsidiaries and (iv) the Amended and Restated 2003 Stock Purchase and Option Plan for Rockwood Holdings, Inc. and Subsidiaries, and each individual award agreement thereunder.

“Company Stockholder Approval” means the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock.

“Company Stockholders Meeting” means a meeting of the holders of Company Common Stock for the purpose of seeking the Company Stockholder Approval (including any adjournments or postponements thereof).

“Company Subsidiary” means a Subsidiary of the Company.

“Competition Laws” means all laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.

“Confidentiality Agreement” means the confidentiality agreement, dated February 17, 2014, between Parent and the Company, as the same may be further amended, supplemented or otherwise modified by the Parties.

“Constituent Documents” means, with respect to any Person, the charter, the certificate or articles of incorporation or formation, bylaws, limited liability company or operating agreement or comparable organizational documents of such Person, as the same may be amended, supplemented or otherwise modified from time to time.

“Contract” means any note, bond, debenture, mortgage, indenture, deed of trust, license, lease, agreement or other contract, agreement, commitment, instrument or obligation, in each case, including all amendments thereto.

“Control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Environmental Claim” means any claim, action, cause of action, suit, proceeding, investigation, order, demand or notice (written or oral) by any Person alleging actual or potential liability (including actual or potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties) arising out of, based on, resulting from or relating to (a) the presence, Release of or exposure to any Materials of Environmental Concern, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Laws” means all Laws relating to pollution, the protection, restoration, reclamation or remediation of or prevention of harm to the environment or natural resources, the protection of human health and safety from the presence of Materials of Environmental Concern, or health and safety as they relate to mining activities, including Laws relating to: (a) the exposure to, or Releases or threatened Releases of, Materials of Environmental Concern; (b) the generation, manufacture, processing, distribution, use, treatment, containment, disposal, storage, transport or handling of Materials of Environmental Concern; (c) recordkeeping, notification, disclosure and reporting requirements respecting Materials of Environmental Concern; or (d) the reclamation of the environment disturbed or affected by mining operations, including any requirements to post financial assurances.

“Environmental Permit” means any Permit or any other governmental authorization under any Environmental Law.

“Equity Interest” means, with respect to any Person, any security or obligation convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls, restricted stock, deferred stock awards, stock units, “phantom” awards, dividend equivalents, or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or earnings of such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, each trade or business, whether or not incorporated, that, together with such Person, would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended and the related rules and regulations promulgated thereunder.

“Financing Sources” means the Persons (including the parties to the Commitment Letter) that have committed to provide or otherwise entered into agreements in connection with the Financing, or alternative financings in connection with the transactions contemplated by this Agreement, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto.

“Form S-4” means the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger (as amended or supplemented from time to time).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means, anywhere in the world, any supranational, national, federal, state, provincial, municipal, local or foreign government, governmental or quasi-governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, arbitral body or other tribunal.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Indebtedness” means (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term, or secured or unsecured, and whether evidenced by a note, bond, debenture or other Security or similar instrument or otherwise, (ii) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations or other financial agreements or arrangements entered into for the purpose of limiting or managing interest rate risks, (iii) any capitalized lease obligations, (iv) any obligations for the deferred purchase price of property or services, and (v) guaranties, endorsements and assumptions in respect of any of the foregoing clauses (i) through (iv).

“Intellectual Property” means all intellectual property rights throughout the world, including all U.S. and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, names, corporate names, trade names, domain names, social media addresses, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (iii) copyrights and copyrightable subject matter, (iv) rights in computer programs (whether in source code, object code, or other form), algorithms, compilations, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing, (v) Trade Secrets, (vi) rights of publicity and privacy, and rights to personal information, (vii) moral rights and rights of attribution and integrity, (viii) all rights in the foregoing and in other similar intangible assets, and (ix) all applications and registrations for the foregoing.

“Knowledge” means the actual knowledge of (a) with respect to the Company, the persons set forth in Section 8.15(A) of the Company Disclosure Letter after reasonable inquiry and (b) with respect to Parent, the persons set forth on Section 8.15(B) of the Parent Disclosure Letter after reasonable inquiry.

“Laws” means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Entity.

“Leased Real Property” means the real property leased or subleased by the Company or any Company Subsidiary that is material to the operation of the business of the Company or any Company Subsidiary.

“Lien” means any lien (statutory or otherwise), pledge, hypothecation, mortgage, lease, restriction, covenant, title defect, assignment, exclusive license, charge, encumbrance, adverse right, claim, option, right of first refusal, preemptive right or security interest of any kind or nature whatsoever.

“Materials of Environmental Concern” means any material, substance, chemical, or waste (or combination thereof) that (i) is or is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, a reproductive toxin, a mutagen, a carcinogen, an endocrine disruptor, asbestos, polychlorinated biphenyl or words of similar meaning or effect under any Law relating to pollution, waste or the environment or the protection of human health and safety; or (ii) can form the basis of any liability under any Law relating to pollution, waste, or the environment or the protection of human health and safety.

“Non-U.S. Company Benefit Plan” means a Company Benefit Plan that is not subject exclusively to United States Law.

“Non-U.S. Parent Benefit Plan” means a Parent Benefit Plan that is not subject exclusively to United States Law.

“NYSE” means the New York Stock Exchange.

“Option Consideration” means an amount equal the product of (A) the number of shares underlying a Company Stock Option multiplied by (B) the sum of (x) the Per Share Cash Amount, plus (y) the product of the Exchange Ratio and the Parent Share Cash Value, minus (z) the aggregate exercise price that would be paid upon the exercise of such Company Stock Option.

“Order” means any order, writ, injunction, decree, judgment, award, injunction, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Owned Real Property” means the real property owned by the Company or any Company Subsidiary that is material to the operation of the business of the Company or any Company Subsidiary.

“Parent Benefit Plan” means any employee benefit plan including any “employee benefit plan,” as defined in Section 3(3) of ERISA and each stock grant, stock purchase, stock option, restricted stock, other equity or equity-related, severance, employment, change-in-control, retention, fringe benefit, loan, collective bargaining, bonus, incentive, sabbatical, medical, dental, vision, disability, cafeteria benefit, dependent care, welfare benefit, life insurance or accident insurance, retirement, supplemental retirement, deferred compensation or other compensation or benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA, maintained, entered into or contributed to by Parent or any of its ERISA Affiliates, or to which Parent or any of its ERISA Affiliates is a party, whether written or oral, for the benefit of any present or former employee, consultant or director of Parent or any of its Subsidiaries (including their dependents or beneficiaries) or with respect to which Parent or any of its ERISA Affiliates has any liability (contingent or otherwise).

“Parent Board” means the Board of Directors of Parent.

“Parent Common Stock” means Parent’s shares of common stock, par value $0.01 per share.

“Parent Expenses” means any and all out-of-pocket fees and expenses (including, without limitation, legal, investment banking, accounting, banking and consulting fees and expenses) of Parent and the Parent Subsidiaries, up to an aggregate of $25,000,000, actually incurred in connection with the due diligence investigation, negotiation, preparation and execution of this Agreement and the Commitment Letter and the preparation for the consummation of the Merger, the Financing and the other transactions contemplated hereby (subject to reasonable documentation).

“Parent Material Adverse Effect” means an event, change, condition, occurrence or effect that has had a material adverse effect on the assets, business, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, provided, however, that no events, changes, conditions, occurrences or effects arising out of or relating to any of the following, either alone or in combination, shall constitute or be taken into account in determining a Parent Material Adverse Effect: (i) any change generally affecting regulatory or political conditions in the United States, the European Union or in any other country; (ii) any change generally affecting economic conditions in the United States, the European Union or in any other country; (iii) any change generally affecting the capital or financial markets, including changes in interest or exchange rates, in the United States, the European Union or in any other country; (iv) any change generally affecting the industries, markets or geographical areas in which Parent or any Parent Subsidiary operates; (v) any hurricane, flood, earthquake or other natural disaster; (vi) any military action, civil disturbance (other than in connection with any labor dispute), acts of war (whether or not declared) or terrorism, or any outbreak, escalation or worsening of any of the foregoing; (vii) any change or proposed change in GAAP or the interpretation thereof; (viii) any change or proposed change in applicable Law or the interpretation thereof; (ix) any change in the price or availability of any raw material or commodity used or sold by Parent or any Parent Subsidiary; (x) the negotiation, execution, delivery, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby, or any public disclosure relating to any of the foregoing, or the impact of any of the foregoing on relationships, contractual or otherwise, with customers, suppliers, lenders, employees, unions, licensors, joint venture partners or other Persons with business relationships with Parent or any Parent Subsidiary, or any action or inaction by a Governmental Entity or any Proceeding or dispute brought or threatened arising out of or relating to the matters in this clause (x); (xi) any action taken at the Company’s request; (xii) any decline in the credit rating, market price or trading volume of any Securities or Indebtedness of Parent or any Parent Subsidiary or any failure of Parent or any Parent Subsidiary to achieve any internal or public earnings or other financial projections or forecasts (it being understood that any event, change, condition, occurrence or effect underlying such decline or failure (other than any event, change, condition, occurrence or effect relating to matters in clauses (i) – (xi) and (xiii)) may be taken into account in determining a Parent Material Adverse Effect); or (xiii) any action taken by the Company or its Affiliates; except in the case of clauses (ii), (iii) and (vii), to the extent that Parent and its Subsidiaries, taken as a whole, are disproportionately adversely affected thereby in any material respect as compared to other participants in the industries in which Parent and its Subsidiaries operate. With respect to references to Parent Material Adverse Effect in the representations and warranties set forth in Section 4.5, the exceptions in clause (x) above shall not apply.

“Parent Leased Real Property” means the real property leased or subleased by Parent or any Parent Subsidiary that is material to the operation of the business of Parent or any Parent Subsidiary.

“Parent Owned Real Property” means the real property owned by Parent or any Parent Subsidiary that is material to the operation of the business of Parent or any Parent Subsidiary.

“Parent Preferred Stock” means the Parent’s preferred stock.

“Parent Real Property” means the Parent Owned Real Property and the Parent Leased Real Property.

“Parent Real Property Lease” means any lease, sublease, license, use or occupancy or similar agreements for Parent Leased Real Property.

“Parent SEC Financial Statements” means the consolidated financial statements of Parent included in the Parent SEC Documents (including, in each case, any notes or schedules thereto).

“Parent Share Cash Value” means an amount equal to the average of the volume weighted average price per share of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on each of the five consecutive trading days ending with the first complete trading day immediately prior to the Closing Date.

“Parent Stock Issuance” means the issuance of shares of Parent Common Stock as part of the Merger Consideration.

“Parent Stockholder Approval” means the approval of the Parent Stock Issuance by a majority of votes cast by the holders of Parent Common Stock at the Parent Stockholders Meeting.

“Parent Stockholders Meeting” means a meeting of the holders of Parent Common Stock for the purpose of seeking the Parent Stockholder Approval (including any adjournments or postponements thereof).

“Parent Subsidiary” means a Subsidiary of Parent.

“Permit” means any governmental license, permit, certificate, approval or authorization.

“Permitted Lien” means (i) any Lien for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens, including statutory liens, in each case incurred in the ordinary course of business to secure claims which are not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) easements, rights-of-way, covenants, restrictions and other similar nonmonetary encumbrances, and other minor irregularities in title, minor encroachments or similar items shown on an accurate survey of the applicable Real Property, in each case that do not materially impair the use or value of the property subject thereto, (v) statutory landlords’ Liens and Liens granted to landlords under any lease, (vi) any purchase money security interests, equipment leases or similar financing arrangements, (vii) non-exclusive licenses of Intellectual Property in the ordinary course of business, and (viii) zoning, building codes and other land use Laws regulating the use or occupancy of such Real Property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such Real Property which are not violated by the current use or occupancy of such Real Property.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Pigments Business” means the businesses of the Company being sold pursuant to the Pigments Business Disposition Agreement.

“Pigments Business Disposition Agreement” means the Stock Purchase Agreement, dated as of September 17, 2013, by and between Rockwood Specialties Group, Inc. and Huntsman International LLC, as it may be amended from time to time in accordance with this Agreement.

“Proceeding” means any suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry or, to the Knowledge of the Person in question, investigation (in each case, whether civil, criminal, administrative, investigative, formal or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Real Property Lease” means any lease, sublease, license, use or occupancy or similar agreement for Leased Real Property.

“Release” means disposing, discharging, injecting, spilling, migrating, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environment including without limitations any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Representatives” means, with respect to any Person, such Person’s officers, agents, control persons, employees, consultants, professional advisers (including attorneys, accountants and financial advisors) and Financing Sources.

“SEC” means the United States Securities and Exchange Commission.

“Security” or “Securities” means, with respect to any Person, any series of common stock, preferred stock and any other equity securities or capital stock of such Person (including interests convertible into or exchangeable or exercisable for any equity interest in any such series of common stock, preferred stock, and any other equity securities or capital stock of such Person), however described and whether voting or non-voting.

“Securities Act” means the Securities Act of 1933, as amended and the related rules and regulations promulgated thereunder.

“Subsidiary” means, when used with respect to any Person, any other corporation, partnership, limited liability company or other entity (i) of which at least 50 percent of the Securities having by their terms ordinary voting power to elect at least 50 percent of the members of the Board of Directors or others performing similar functions with respect to such entity other is owned or controlled by such Person or by any one or more of its Subsidiaries and (ii) which is required to be consolidated with such Person by GAAP.

“Takeover Law” means any state “business combination,” “affiliated transaction,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Law.

“Taxes” means any and all federal, state, local, foreign or other taxes, fees, assessments or charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes or other similar charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, capital, sales, use, transfer, inventory, license, capital stock, payroll, employment, unemployment, social security, workers’ compensation, severance, stamp, occupation, premium or net worth, and taxes or other similar charges in the nature of excise, withholding, ad valorem, value added, estimated taxes, or custom duties.

“Tax Return” means any report, return, document, declaration or other information or filing required to be filed with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including, without limitation, information returns, declarations of estimated Taxes, amended returns or claims for refunds (and any attachments thereto).

“Trade Secrets” means all trade secrets and all other confidential information, ideas, know-how, inventions, proprietary processes, formulae, models, and methodologies.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, Parent, the Company and Merger Sub have caused this Agreement to be duly executed, all as of the date first written above.

ALBEMARLE CORPORATION

By:	/s/ Karen G. Narwold
Name:	Karen G. Narwold
Title:	Senior Vice President & General Counsel

[Signature Page to Merger Agreement]

ALBEMARLE HOLDINGS CORPORATION

By:	/s/ Karen G. Narwold
Name:	Karen G. Narwold
Title:	President

[Signature Page to Merger Agreement]

ROCKWOOD HOLDINGS, INC.

By:	/s/ Robert J. Zatta
Name:	Robert J. Zatta
Title:	Acting Chief Executive Officer and Chief Financial Officer

[Signature Page to Merger Agreement]